6/14

04030629

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Emgold Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3003

FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/14/04

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members of **EMGOLD MINING CORPORATION** (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on June 16, 2004, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2003.

2. To fix the number of directors at six.

3. To elect directors for the ensuing year.

4. To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.

5. To consider and if thought advisable, approve an ordinary resolution to authorize the Directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements, such number of securities that exceeds 25% of the total number outstanding as at May 11, 2004, all as more fully set forth in the Information Circular accompanying this Notice.

6. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

AR/S
12-31-03

An Information Circular and a copy of the audited consolidated financial statements of the Company for the year ended December 31, 2003 and the auditors' report thereon, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 19th day of May, 2004

BY ORDER OF THE BOARD

"William J. Witte"
William J. Witte
President & CEO

EMGOLD MINING CORPORATION
#1400 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR
(As at April 30, 2004, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of EMGOLD MINING CORPORATION (the "Company") for use at the annual general meeting of the Company to be held on June 16, 2004, and at any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. Unless otherwise stated, all dollar amounts herein are in Canadian dollars.

SOLICITATION OF PROXIES

The solicitation will be conducted primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the member's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A member ("Shareholder") has the right to appoint a person, who need not be a Shareholder, other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently..

REGISTERED AND NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are "non-registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders who wish their shares to be voted at the Meeting should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by his attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting, or if the Meeting is adjourned, that precedes any reconvening thereof, or with the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 550,000,000 shares divided into 500,000,000 common shares without par value and 50,000,000 First Preference Shares. As at April 30, 2004, there were 46,946,099 common shares and 3,948,428 First Preference Shares issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on May 11, 2004, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang	7,192,594 (1)	25.76%

(1) Of these Shares, 966,429 are held indirectly in the name of Dauntless Developments Ltd., 445,320 are held in the name of Mark Management Ltd., and 1,422,653 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of Directors of the Company at six (6).

The Company is required to have an Audit Committee. The Company also has a Corporate Governance and Compensation Committee. Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	**Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years**	**Previous Service as a Director**	**Number of Common Shares beneficially owned or, directly or indirectly, Controlled** (3)
Frank A. Lang, P.Eng. West Vancouver, B.C. Chairman and Director	Honorary Chairman, Aurizon Mines Ltd.; Chairman, Sultan Mining Inc.; President, Cream Minerals Ltd.; Chairman, ValGold Resources Ltd.	Since March 17, 1989	6,734,594 (4)
Sargent H. Berner(1) (2) Vancouver, B.C. Director	Partner of DuMoulin Black, Barristers & Solicitors	Since May 30, 1991	89,668
Ross Guenther, Pollock Pines, California Director	Project Manager, Idaho-Maryland Mine Project	Since June 18, 1998	1,396,958 (6)
William J. Witte, P.Eng West Vancouver, B.C. President, CEO and Director	Executive Vice-President, Cream Minerals Ltd.; Director of other resource and technology based public and private companies	Since June 16, 1999	295,040
John King Burns (1)(2) Philadelphia, Pennsylvania, U.S.A. Director	Managing Director, Frontier Risk Management Inc.	Since June 18, 2003	NIL
Joel D. Schneyer Parker, Colorado, U.S.A. Director Nominee	President, Mercantile Resources Finance, Inc. (See below for principal Occupation/Employment information)	Nominee	NIL

(1) Member of the Audit Committee.

(2) Member of Corporate Governance and Compensation Committee.

(3) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2003, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(4) Of these Shares, 966,429 are held indirectly in the name of Dauntless Developments Ltd., 445,320 are held in the name of Mark Management Ltd., and 1,422,653 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(5) Of these Shares, 200,000 are held indirectly in the name of Ceramext, LLC, a private company controlled by Ross Guenther.

Joel D. Schneyer

Joel D Schneyer is founder and President of Mercantile Resource Finance, Inc. ("Mercantile"), an advisory firm to the natural resource sector, with a specialty in project finance of precious metal projects. He has acted as financial and strategic planning advisor and expert witness to TSX Venture, TSX, and hedge fund operatives, as well as law firms and foreign governments. Prior to founding Mercantile, he was Manager of Derivative Finance Americas for Barclays Bank PLC, and a Senior Analyst - New

Business and Strategic Planning Group, at Billiton Metals. He earned a Masters in Geology from the University of Texas at Austin in 1984 and a Masters in Mineral Economics from the Colorado School of Mines in 1988. He is currently a director of Globex Mining Enterprises Inc. (Toronto) and Rupert Resources Ltd. (Vancouver).

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2003, and the other four most highly compensated executive officers of the Company as at December 31, 2003, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa -tion ($)
William J. Witte President & CEO	2003	106,351 (1)	NIL	NIL	600,000(2)	NIL	NIL	NIL
	2002	51,200	NIL	NIL	NIL	NIL	NIL	NIL
	2001	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(1) Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company reimbursed LMC $106,351 of Mr. Witte's salary expense reported in the table.

(2) See "Option Grants During the Most Recently Completed Financial Year" below.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

Named Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
William J. Witte	600,000	19.80%	1.00	1.00	19-Nov-03	19-Nov-13

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's At Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
William J. Witte	NIL	NIL	850,000/Nil	542,500/Nil

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Report on Executive Compensation

The compensation of the Company's senior executive is determined by the Corporate Governance and Compensation Committee (the "CGCC"). The CGCC also evaluates the performance of the Company's senior executives and reviews the design and competitiveness of the Company's compensation plans. The Company's executive compensation program consists of an annual base salary, and a longer-term component consisting of stock options.

i) Executive Compensation Program

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration. Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provides long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for long-range strategy development and implementation

Compensation for the Named Executive Officers, as well as for other senior managers as a whole, consists of a base salary and stock options granted. As a senior manager's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

ii) Base Salary

The CGCC approves base salaries for the Named Executive Officers based on reviews of market data from peer group, industry and national surveys provided by independent consultants. The level of base salary for each employee within a specified range is determined in part based on the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

iii) Performance Bonus

The Company does not have a pre-determined performance bonus plan.

iv) Stock Options

The Company's Stock Option Plan is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The CGCC considers stock option grants when reviewing senior officer compensation packages as a whole.

The Board of Directors determines, upon the recommendations of the Chief Executive Officer and the CGCC, the key employees to whom grants are to be made and determines the terms and conditions of the options forming part of such grants. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options have up to a ten year term, are exercisable at the market price (as defined in the Stock Option Plan) of the Company's Common Shares on the date of grant, and generally vest on the date of grant. Generally, a holder of stock options must be a director, an officer, employee or consultant of the Company, a subsidiary or an affiliate in order to exercise stock options.

v) Chief Executive Officer Compensation

The compensation of the Chief Executive Officer consists of an annual base salary and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers. The compensation for the Chief Executive Officer and other officers of the Company is being evaluated by a third party consulting company and will be reviewed by the CGCC and the Board of Directors in 2004.

vi) Chairman Compensation

The compensation of the Chairman consists of monthly fee and incentive stock options as reviewed by the CGCC and the Board of Directors.

vii) Other Compensation

Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment.

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.

The Stock Option Plan is administered by the Board of Directors of the Company in consultation with the CGCC. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the Corporate Governance and Compensation Committee comprising of Sargent H. Berner and John K. Burns.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the Shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officer):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)[(1)]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
John K. Burns Director	150,000	4.95%	0.60	0.60	18-Jun-03	18-Jun-13
Ronald M. Lang Outgoing Director	190,000	6.27%	1.00	1.00	19-Nov-03	19-Nov-13
Sargent H. Berner, Director	180,000	5.94%	1.00	1.00	19-Nov-03	19-Nov-13
Ross Guenther Director	150,000	4.95%	1.00	1.00	19-Nov-03	19-Nov-13
John K. Burns Director	150,000	4.95%	1.00	1.00	19-Nov-03	19-Nov-13
Frank A. Lang Director, Chairman	195,000	6.44	1.00	1.00	19-Nov-03	19-Nov-13
Scott Galati Director of Subsidiary	50,000	1.65%	1.00	1.00	19-Nov-03	19-Nov-13

(1) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its Shareholders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as noted below.

During the year ended December 31, 2003, legal fees totaling $33,457.90 were paid to a law firm of which a director is a partner.

See "Management Contracts" below.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

Services Agreement – LMC Management Services Ltd. ("LMC")

The Company's, management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. During the year ended December 31, 2003, the Company paid LMC $376,352 for these services. Currently the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. At December 31, 2003, the Company has a receivable from LMC of $81,074.

Services Agreement – Lang Mining Corporation. ("Lang Mining")

Lang Mining is a private company controlled by an officer and director of the Company. Lang Mining provides the services of the Chairman of the Company at a rate of $2,500 per month. During the year ended December 31, 2003, the Company paid Lang Mining $30,000 for the services of the Chairman.

Services Agreement – Idaho-Maryland Mining Corporation

On November 1, 2002, the Company's wholly-owned US subsidiary, the Idaho-Maryland Mining Corporation, entered into a Contract for Services with a director of the Company. Under the terms of the Contract for Services, the director provides on-site project management services for the Company's Idaho-Maryland Mine Project in Grass Valley, California at a rate of US$7,500 per month. During the year ended December 31, 2003, the company paid the director US$90,000 for project management services rendered on the Idaho-Maryland Mine Project.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its Shareholders and contribute to effective and efficient decision making. The Company's general approach to corporate governance is summarized below. The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). More detailed information regarding the Company's compliance with the specific Exchange Guidelines is set out in Schedule "A" attached hereto.

The Board is currently composed of six Directors. Five of the six the proposed nominees are current Directors of the Company.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant Shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant Shareholder. Of the proposed nominees, John Burns and Joel Schneyer are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines.

Mandate of the Board

The mandate of the Board, as prescribed by the *Business Corporations Act* (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its Audit Committee. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with Shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to Shareholders; ensuring the effective operation of the Board; and safeguarding Shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets at least quarterly to review, among other things, the performance of the Company. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters, as circumstances require. The board met two times during the fiscal year ended December 31, 2003.

Committee Responsibilities and Activities

The company currently has an Audit Committee, and a Corporate Governance and Compensation Committee, each established to devote expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.

A summary of the responsibilities and activities and the membership of the Audit Committee are set out below.

Audit Committee

The Audit Committee of the Board is an integral part of the Company's governance structure. The Audit Committee facilitates effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by Shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are, Sargent Berner and John K. Burns. Sargent Berner is a "related" director as he is a partner in a law firm, which is a service provider to the Company. John K. Burns is an "unrelated" director.

Corporate Governance and Compensation Committee

See Schedule "A" attached hereto.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

General Authority to Conclude Placements or Transactions

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued. The Company uses the prevailing trading price of its common shares as quoted on the TSX Venture Exchange (the "Exchange") as a benchmark for valuing its shares. Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation. Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 25% of a listed company's then outstanding shares may require prior shareholders' approval. In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior to the shareholders' meeting to be held in 2005, management proposes to request advance approval at this time from the shareholders. The limitations on the approval sought are that any transaction effected by the Company to issue shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange. The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

> "Resolved as an ordinary resolution, that the directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% of the total number outstanding as at May 11, 2004 (the "Record Date"), during the next 12 month period."

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the Exchange may not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the 25% figure, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 19th day of May, 2004.

BY ORDER OF THE BOARD

"William J. Witte"
William J. Witte
President and CEO

Schedule "A" to the Information Circular of EMGOLD MINING CORPORATION

	TSX Corporate Governance Committee Guidelines	Comments
1.	The board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:	• The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.
(a)	adoption of a strategic planning process	• The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Boards' annual agenda. • The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management. • In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and each quarter monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget.
(b)	identification of principal risks and implementation of appropriate risk-management systems	• The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions
(c)	communications policy	• The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its Shareholders, the public and regulatory agencies. • Through the Audit Committee all public financial information is reviewed and recommended to the Board for approval prior to its release.
(d)	integrity of internal control and management information systems	• The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

2.	Majority of directors are "unrelated"	• An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding. Where a company has a significant Shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant Shareholder. • Having regard to the foregoing, only 1 of the current 6 directors is unrelated. Consideration is being given to recruiting additional "unrelated" directors, which may result in a change in the composition of the Board.
3.	Disclose whether each director is "unrelated"	• Frank Lang, William Witte and Ross Guenther are related due to holding a management position with the Company and/or one of the Company's subsidiaries. Sargent Berner is a partner of DuMoulin Black, the Company's legal counsel, and accordingly considered related. John Burns is an unrelated director.
4.	Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	• The Company does not at this time have a specific committee responsible for the appointment or assessment of directors. These functions are addressed by the Board as a whole as necessary.
5.	Implement a process for assessing the effectiveness of Board, its committees and individual directors	• The Company does not have at this time a specific process established for assessing the effectiveness of its directors.
6.	Provide orientation and education programmes for new directors	• The Board is composed of experienced corporate directors. • The President, in conjunction with the Chairman of the Board, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment, new technology and other matters relating to the Company's business.
7.	Consider reducing the size of board, with a view to improve effectiveness	• The current size of the Board provides for effective meetings and communications.

8.	Review compensation of directors in light of risks and responsibilities	• The Corporate Governance and Compensation Committee periodically reviews the compensation and benefits of the directors. In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors. • The Company intends to also ensure that directors' compensation aligns the Board with the interests of Shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.
9.	Appoint a committee responsible for determining the Company's approach to corporate governance issues	• The Company has a Corporate Governance and Compensation Committee consisting of independent Board members one of whom is an unrelated director.
10.	Define limits to management's responsibilities by developing mandates for the Board	• The Board has a broad responsibility for supervising the management of the business and affairs of the Company. The Board has a framework for delegation of responsibilities from the Board to executive management.
11.	Establish procedures to enable the Board to function independently of management	• The Board holds sessions without management present at Board meetings where appropriate. • The independence of the Board is further enabled through the separation of the positions of Chairman and President. • The Audit Committee has specific authority to retain external advisors, as appropriate (at the expense of the Company). • The Corporate Governance and Compensation Committee consists of independent directors. • Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.
12.	Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities	• The Audit Committee is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses. • The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board. A formal charter has not been adopted as such, but is under consideration. • The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets periodically with them, without management present.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

?? a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;

?? a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and

?? income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
 i. the name of the person;
 ii. the amount paid during the reporting period; and
 iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
EMGOLD MINING CORPORATION			DEC. 31, 2003	2004 MAY 17
ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
SHANNON ROSS		SECRETARY		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
rromo@langmining.com		www.sultanminerals.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"WILLIAM J. WITTE"	WILLIAM J. WITTE	2004 MAY 17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"JOHN K. BURNS"	JOHN K. BURNS	2004 MAY 17

EMGOLD MINING CORPORATION
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and their report follows.

"WILLIAM J. WITTE"

William J. (Bill) Witte
President & Director

April 16, 2004

AUDITORS' REPORT

To the Shareholders of Emgold Mining Corporation

We have audited the consolidated balance sheets of Emgold Mining Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
April 16, 2004

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2003 and 2002
(expressed in United States dollars)

	2003	2002
Assets		
Current assets		
Cash and cash equivalents	$ 5,830,119	$ 73,900
Restricted cash	8,667	—
Due from related parties (Note 7)	57,848	47,894
Prepaid expenses and deposits	27,672	21,139
Accounts receivable	21,518	4,173
	5,945,824	147,106
Reclamation bond	6,399	1,902
Equipment (Note 3)	32,367	3,948
Mineral property interests (Note 3)	140,487	55,485
	$ 6,125,077	$ 208,441
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 94,977	$ 62,921
Due to related parties (Note 7)	134,326	17,071
	229,303	79,992
Notes payable (Note 4)	—	501,678
Preference shares (Notes 5(a) and 8)	517,417	—
	746,720	581,670
Shareholders' equity (deficiency)		
Share capital (Schedule)	21,403,748	14,191,476
Cumulative translation adjustment	(577,456)	(622,352)
Contributed surplus (Note 5(b))	1,654,998	—
Deficit	(17,102,933)	(13,942,353)
	5,378,357	(373,229)
	$ 6,125,077	$ 208,441

Nature of operations (Note 1)
Subsequent events (Note 11)
Commitments (Note 9)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"John K. Burns"

John K. Burns
Director, Chair of the Audit Committee

"William J. Witte"

William J. Witte
Director

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended December 31, 2003 and 2002
(expressed in United States dollars)

	2003	2002
Expenses		
Amortization	$ 7,739	$ 320
Ceramext™ research costs	24,054	—
Exploration expenses (see schedule)	1,101,225	257,111
Foreign exchange (gain) loss	(62,424)	3,768
Finance expense	41,860	9,924
Legal, accounting and audit	119,775	32,841
Management fees (Note 7)	21,406	—
Office and administration	32,967	5,883
Salaries and benefits	1,690,503	67,694
Shareholder communications	195,328	28,502
Travel	38,935	2,104
	(3,211,368)	(408,147)
Other expenses and income		
Reversal of Idaho-Maryland property accruals	—	164,983
Write-down of mineral property interests	—	(1)
Interest income	6,683	256
Loss before income taxes	(3,204,685)	(242,909)
Recovery of future income tax asset	44,105	—
Loss for the year	(3,160,580)	(242,909)
Deficit, beginning of year	(13,942,353)	(13,699,444)
Deficit, end of year	$ (17,102,933)	$ (13,942,353)
Loss per share – basic and diluted	$ (0.11)	$ (0.01)
Weighted average number of common shares outstanding	28,862,975	20,597,538
Total common shares outstanding at end of year	43,455,880	25,119,319

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2003 and 2002
(expressed in United States dollars)

	Common Shares Without Par Value						
	Shares	Amount	Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders' Equity
Balance, December 31, 2001	18,589,319	$ 13,457,916	$ --	$ --	$ --	$ (13,699,444)	$ (241,528)
Shares issued for cash:							
Private placement, less share issue costs	1,600,000	217,407	--	--	--	--	217,407
Private placement, less share issue costs	2,350,000	337,542	--	--	--	--	337,542
Warrants exercised	50,000	7,923	--	--	--	--	7,923
Stock options exercised	180,000	11,669	--	--	--	--	11,669
Shares issued for other:							
Debt settlement at Cdn$0.10	2,250,000	147,040	--	--	--	--	147,040
Rozan property payment at Cdn$0.10	50,000	3,126	--	--	--	--	3,126
Stewart property payment at Cdn$0.28	50,000	8,853	--	--	--	--	8,853
Cumulative translation adjustment	--	--	--	--	(622,352)	--	(622,352)
Loss for the year	--	--	--	--	--	(242,909)	(242,909)
Balance, December 31, 2002	25,119,319	14,191,476	--	--	(622,352)	(13,942,353)	(373,229)
Shares issued for cash:							
Private placement, less share issue costs	2,472,222	667,620	--	--	--	--	667,620
Private placement, less share issue costs	10,060,000	5,087,855	--	--	--	--	5,087,855
Flow-through private placement	160,000	112,559	--	--	--	--	112,559
FIT asset recognized as a result of flow-through private placement	--	(44,105)	--	--	--	--	(44,105)
Warrants exercised	4,775,847	1,069,264	--	--	--	--	1,069,264
Stock options exercised	623,000	98,460	--	--	--	--	98,460
Shares issued for other:							
Escrow shares cancelled	(4,558)	--	--	--	--	--	--
Cumulative rounding from prior years	50	--	--	--	--	--	--
Rozan property payment at Cdn$0.10	50,000	18,674	--	--	--	--	18,674
Stewart property payment at Cdn$0.28	50,000	26,552	--	--	--	--	26,552
Finance fee on private placement	150,000	84,491	--	--	--	--	84,491
Equity portion of preference shares issued on settlement of note payable	--	--	90,902	--	--	--	90,902
Stock-based compensation	--	--	--	1,654,998	--	--	1,654,998
Cumulative translation adjustment	--	--	--	--	44,896	--	44,896
Loss for the year	--	--	--	--	--	(3,160,580)	(3,160,580)
Balance, December 31, 2003	43,455,880	$ 21,312,846	$ 90,902	$ 1,654,998	$ (577,456)	$ (17,102,933)	$ 5,378,357

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended December 31, 2003 and 2002
(expressed in United States dollars)

	2003	2002
Cash provided by (used for):		
Operations:		
Loss for the year	$ (3,160,580)	$ (242,909)
Items not involving cash		
Amortization	7,739	320
Stock based compensation	1,654,998	—
Recovery of future income tax asset	(44,105)	—
Write-down of mineral property interests	—	1
Effect of currency translation	138,651	(7,574)
Reversal of Idaho-Maryland property accruals	—	(164,983)
	(1,403,297)	(415,145)
Changes in non-cash operating working capital		
Accounts receivable	(17,345)	(4,173)
Due to/from related parties	107,301	70,641
Prepaid expenses and deposits	(6,533)	(20,537)
Accounts payable and accrued liabilities	32,056	27,448
	(1,287,818)	(341,766)
Investing activities:		
Mineral property acquisition costs	(27,746)	(20,083)
Equipment additions	(35,302)	(4,268)
Reclamation bonds	(4,497)	—
	(67,545)	(24,351)
Financing activities:		
Promissory notes repaid	—	(139,000)
Common shares issued for cash	7,120,249	574,542
	7,120,249	435,542
Increase in cash and cash equivalents during the year	5,764,886	69,425
Cash and cash equivalents, beginning of year	73,900	4,475
Cash and cash equivalents, end of year	$ 5,838,786	$ 73,900
Cash and cash equivalents is comprised of:		
Cash and in bank	$ 476,651	$ 73,900
Restricted cash	8,667	—
Short-term money market instruments	5,351,468	—
	$ 5,838,786	$ 73,900
Supplementary information:		
Financing and investing activities		
Future income tax asset transferred by flow through shares	44,105	—
Shares issued for finance fee	84,491	—
Shares issued for Rozan property payment	18,674	3,126
Shares issued for Stewart property payment	26,552	8,853
Shares issued for debt settlements	608,319	147,040

See accompanying notes to consolidated financial statements.

1. Nature of operations:

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Significant accounting policies:

(a) Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly owned direct and indirect subsidiaries. All material intercompany balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, reclamation obligations, rates for depreciation, and classification of accounts receivable between current and non-current assets. Actual results could differ from those estimated.

(c) Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(d) Equipment

Equipment is recorded at cost and is depreciated using a straight-line basis over five years for office and exploration equipment and over three years for computer equipment and software.

(Expressed in United States dollars)

2. Significant accounting policies (continued):

(e) Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

The amount shown for mineral property interests represents acquisition costs incurred to date and does not necessarily reflect present or future value.

Administrative, property investigation, and exploration expenditures are expensed in the year incurred.

(f) Change in reporting and functional currency

Effective January 1, 2003, the Company changed its functional currency from the Canadian ("Cdn") dollar to the United States ("U.S.") dollar. The change was necessary due to the Company's increased activity at the Idaho-Maryland property and its acquisition of the Ceramext™ technology. The Company also adopted the U.S. dollar as its reporting currency. Prior to this change, the foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in income in the current year.

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method described above. The financial statements as at and for the twelve-month period ended December 31, 2003, were translated into U.S. dollars at U.S.$1.00 = Cdn$1.4015, being the average exchange rate for the period for the income statements and at U.S.$1.00 = Cdn$1.2965, being the rate at December 31, 2003, for assets and liabilities. The translated amount for monetary and non-monetary items at January 1, 2004, became the historical basis for subsequent periods.

(Expressed in United States dollars)

2. Significant accounting policies (continued):

(f) Change in reporting and functional currency (continued)

The comparative numbers for the year ended December 31 2002, including supplementary information, were translated using the current method of translation. Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for 2002 of U.S.$1.00 – Cdn $1.5704 and the average exchange rate for 2001 of U.S.$1.00 – Cdn $1.5490. Assets and liabilities were translated at year-end rates of U.S.$1.00 - Cdn$1.5776 at December 31, 2002 and U.S.$1.00 - Cdn$1.5928 at December 31, 2001. The resulting exchange differences in each year are reported as a cumulative translation adjustment, a separate component of shareholders' equity.

(g) Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(h) Loss per common share

Loss per common share is computed using the weighted average number of common shares outstanding during the year. All outstanding options and warrants are anti-dilutive and therefore have no effect on determination of loss per share.

(i) Stock-based compensation

As of January 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870. Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital. No stock compensation expense is recorded for stock options awarded and outstanding prior to January 1, 2003. Pro forma stock option expense and pro forma net earnings that would have resulted for stock options issued after January 1, 2002, and prior to January 1, 2003, would normally be included in note 5; however, as there were no stock options granted in the year ended December 31, 2002, the pro forma expense is nil, and the 2002 pro forma earnings are thus unchanged.

Prior to January 1, 2003, the Company accounted for its stock-based compensation using intrinsic values. Under this method stock-based compensation expense was not recognized in the financial statements when stock options were issued to employees and directors at prevailing market prices. Consideration paid by employees or directors on the exercise of these stock options was recorded as share capital.

(Expressed in United States dollars)

3. Property, plant and equipment:

(a) Equipment

2003	Cost	Accumulated depreciation	Net book value
Office equipment	$ 10,137	$ 1,228	$ 8,909
Computer equipment	$ 24,935	$ 5,694	$ 19,241
Computer software	$ 5,355	$ 1,138	$ 4,217
Total	$ 40,427	$ 8,060	$ 32,367

2002	Cost	Accumulated depreciation	Net book value
Office equipment	$ 434	$ 20	$ 414
Computer equipment	$ 3,835	$ 301	$ 3,534
Computer software	—	—	—
Total	$ 4,269	$ 321	$ 3,948

(b) Mineral property interests

The cumulative acquisition costs of the Company's interest in mineral property interests owned, leased or under option, consist of the following:

Mineral property acquisition costs	2003	2002
Idaho-Maryland Property, California	$ 711	$ 1
Rozan Property, British Columbia	60,568	24,715
Porph Claim, British Columbia	4,541	3,050
Stewart Property, British Columbia	74,667	27,719
	$140,487	$ 55,485

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in Grass Valley Mining District, California. All acquisition and exploration costs relating to the Idaho-Maryland property were written off in fiscal 1999 and expenditures since then have been written off.

The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners have granted to the Company the exclusive right and option to purchase all of the leased property. As consideration for the said option, the Company agreed to pay the owners the following non-refundable amounts: $27,000 paid in 2002 and $19,500 paid quarterly on the first day of February, May, August and November in 2003, all of which were paid. Payments of $25,500 are due quarterly on the first business day of each of the same months during the years from 2004 to 2007. In the event that all payments have been made, the purchase price for 2002 was to be $4,350,000. For succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year.

(Expressed in United States dollars)

3. Property, plant and equipment (continued):

(b) Mineral property interests (continued)

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company can earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$30,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006. The property is subject to a 3% net smelter returns royalty ("NSR"). The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in southeastern British Columbia. The Company can earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$35,000 paid) and issuing 200,000 common shares (150,000 issued) by 2007. The Company has also agreed to incur exploration expenditures of Cdn$49,200 over two years (Cdn$103,856 incurred to December 31, 2003). The property is subject to a 3% NSR. The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

(c) Other projects:

Ceramext™ Process

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ Process to convert mine tailings and other waste materials into ceramics. The Ceramext™ Process is a patented technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. Subsequent to December 31, 2003, under the terms of the agreement, Emgold paid $100,000 and issued 200,000 common shares to Ceramext LLC, a private company controlled by a director of the Company. The common shares have a four-month hold period, expiring June 12, 2004. The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005; $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter. Research costs relating to the Ceramext™ Process have been expensed in 2003.

(Expressed in United States dollars)

4. Notes payable:

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company. At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period. The Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang. Terms of the preference share issuance are described in Note 5(a). Interest of $nil was accrued in fiscal 2003 ($1,116 – 2002). Interest payable was included in the notes payable balance at December 31, 2002.

5. Share capital:

Authorized:

500,000,000 common shares without par value

50,000,000 first preference shares without par value

(a) Preference shares, issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 2002	—	$ —
Equity portion of Class A Convertible Preference Shares	3,948,428	90,902
Balance, December 31, 2003	3,948,428	$ 90,902

The Class A Convertible Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares are redeemable by the company at any time on 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interest or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares. This ratio represents an effective conversion price of Cdn$0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component. This resulted in $90,902 being included in equity. The balance of $517,417 is the value included in debt as preference shares. At December 31, 2003 $46,608 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

(Expressed in United States dollars)

5. Share capital (continued):

(b) Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 5,584,616 common shares, of which 1,208,616 stock options are still available to be issued. The stock options currently outstanding are exercisable for periods up to ten years.

The following table summarizes stock option transactions for the years ended December 31, 2003 and 2002:

	Shares	**Weighted Average Exercise Price**
Balance, December 31, 2001	2,184,000	Cdn$0.18
Exercised	(180,000)	Cdn$0.10
Cancelled, forfeited and expired	(35,000)	Cdn$0.24
Balance, December 31, 2002	1,969,000	Cdn$0.18
Exercised	(623,000)	Cdn$0.22
Granted	3,030,000	Cdn$0.98
Balance, December 31, 2003	4,376,000	Cdn$0.73

The following table summarizes information about the stock options outstanding at December 31, 2003:

Range of Exercise Price	**Number Outstanding and Exercisable at December 31, 2003**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**
Cdn$0.25	250,000	5.33 years	Cdn$0.25
Cdn$0.30	232,000	2.69 years	Cdn$0.30
Cdn$0.10	864,000	7.83 years	Cdn$0.10
Cdn$0.60	150,000	9.50 years	Cdn$0.60
Cdn$1.00	2,880,000	9.92 years	Cdn$1.00
	4,376,000	8.85 years	Cdn$0.73

During the fourth quarter of 2003, the company adopted on a prospective basis the fair value method of accounting for stock options. The effect of adopting the fair value of accounting on all stock options granted after January 1, 2003, was a stock-based compensation expense of $1,654,998 for the year ended December 31, 2003, which has been credited to contributed surplus. If the fair value based method had been used for all stock options granted after January 1, 2002, and prior to January 1, 2003, reported loss and loss per share would not have changed, as no options were granted in 2002.

(Expressed in United States dollars)

5. Share capital (continued):

(b) Stock options (continued):

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31,	
	2003	**2002**
Risk free interest rate	2.24%	—
Expected life (years)	3	—
Expected volatility	127%	—
Weighted average fair value per option grant	$0.72	—

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options. No stock options were granted in the year ended December 1, 2002.

(c) Warrants

As at December 31, 2003, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,930,819	Cdn$0.55	February 3, 2004
176,000	Cdn$1.25	September 30, 2004
6,237,199	Cdn$1.00	December 22, 2005
9,344,018		

All warrants outstanding at December 31, 2003 were issued in connection with financings made by private placements.

(Expressed in United States dollars)

6. Income and resource taxes:

(a) The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2003	2002
Statutory tax rate	37.62%	39.62%
Loss for the year	$ (3,160,580)	$ (242,909)
Expected tax (recovery) expense	(1,189,010)	(96,241)
Non-deductible differences	726,913	3,887
Recognized tax losses	(44,105)	—
Benefits from losses not recognized	433,807	86,967
Differences in foreign tax rates	28,290	5,387
	$ (44,105)	$ —

(b) The significant components of the Company's future tax assets are as follows:

	2003	2002
Future income tax assets:		
Operating losses carried forward	$ 943,646	$ 719,239
Mineral property interests representing excess of tax basis over carrying value	4,233,855	3,469,610
Other	264,266	93,469
	5,441,767	4,282,318
Valuation allowance for future tax assets	(5,441,767)	(4,282,318)
	—	—

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

(c) The Company has Canadian non-capital losses carried forward of $2,649,202 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2004	685,573
2005	413,188
2006	330,234
2007	184,022
2008	94,668
2009	161,434
2010	780,083
	2,649,202

(Expressed in United States dollars)

7. Related party transactions and balances:

	Years ended December 31,			
Services rendered by:		**2003**		**2002**
Legal fees (a)	$	23,873	$	20,942
Director and project manager (b)	$	90,000	$	45,946
LMC Management Services Ltd. (c)	$	268,539	$	107,886
Lang Mining Corporation (d)	$	21,406	$	—

Balances receivable from:		**2003**		**2002**
LMC Management Services Ltd.	$	57,848	$	47,894
Balances payable to (e):				
ValGold Resources Ltd.	$	—	$	87
LMC Management Services Ltd.	$	36,253	$	—
Directors, officers and employees (e)	$	69,263	$	9,867
Legal fees (a)	$	28,810	$	7,117
Total	$	134,326	$	17,071

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) Legal fees were paid to a law firm of which a director is a partner.

(b) A director of the Company, who is also project manager at the Idaho-Maryland property, receives project management consulting services.

(c) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value.

(d) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Commencing January 1, 2003, Cdn$2,500 per month is being paid to Lang Mining for the services of the chairman of the Company.

(e) Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares (Refer to Note 5(a)).

(f) During the year ended December 31, 2002, a debt settlement of 2,250,000 common shares at a price of $0.10 was completed to settle $225,000 of debt with three directors of the Company and a private company controlled by a director and officer of the Company.

(Expressed in United States dollars)

8. Financial instruments:

(a) Current assets and liabilities:

The Company's current financial instruments are comprised of cash, restricted cash, cash equivalents, prepaid expenses and deposits, accounts receivable, accounts payable and accrued liabilities. Current financial instruments are recorded at cost. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

(b) Non-current items:

The Company's non-current financial instruments are comprised of the debt and equity components of preference shares. Fair value estimates are made at the balance sheet date, based upon market information relevant to the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgement. Changes in assumptions could significantly affect these estimates. See also Note 5(a).

9. Rental commitment:

The Company has a rental commitment for its subsidiary office premises of $18,363 in fiscal 2004. See notes 3(a), 3(b), 3(c) and 11 for further commitments.

10. Segmented information

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations are carried out in Canada and the United States of America. All of the investment income is earned in Canada.

Segment assets by geographical location are as follows:

2003		Canada		United States		Total
Mineral property interests	$	139,776	$	711	$	140,487
Buildings and equipment	$	—	$	32,367	$	32,367

2002		Canada		United States		Total
Mineral property interests	$	55,485	$	—	$	55,485
Buildings and equipment	$	—	$	3,948	$	3,948

(Expressed in United States dollars)

11. Subsequent events:

Subsequent to December 31, 2003,

(a) The Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia. The property is contiguous to the Stewart Property and covers approximately 600 hectares. Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period. Cash payments in the first year will total $20,000 ($5,000 paid). In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within 2 years from the date of the agreement. The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

(b) The Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006.

(c) The Company entered into a joint venture with a private, non-related company to acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California. The Company's share of the purchase price is $542,500 plus the construction of an access road for use by the partner.

(d) 2,935,199 share purchase warrants were exercised at prices ranging from Cdn$0.55 to Cdn$1.00. In addition, 357,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Schedules of Exploration Expenses
Years ended December 31, 2003 and 2002

	December 31, 2003	December 31, 2002
Idaho-Maryland Mine, California		
Exploration costs		
Assays and analysis	$ 20,206	$ 226
Consulting and engineering studies	126,469	88,153
Drilling	130,295	—
Geological and geochemical	407,152	81,265
Land lease and taxes	90,240	51,738
Site activities	177,731	16,382
Transportation	35,029	10,552
Incurred during the year	987,122	248,316
Rozan Property, British Columbia		
Exploration costs		
Assays and analysis	3,988	74
Geological and geochemical	55,754	335
Site activities	683	110
Transportation	75	—
Incurred during the year	60,500	519
Porph Claim, British Columbia		
Exploration costs		
Site activities	—	16
Incurred during the year	—	16
Stewart Property, British Columbia		
Exploration costs		
Assays and analysis	592	4,849
Geological and geochemical	52,753	2,845
Site activities	167	536
Transportation	91	30
Incurred during the year	53,603	8,260
Total Exploration Expenses	$ 1,101,225	$ 257,111

EMGOLD MINING CORPORATION
ANNUAL AND QUARTERLY REPORT
December 31, 2003

Schedule A:

See audited consolidated financial statements.

Schedule B:

1. **Analysis of expenses and deferred costs**

See audited consolidated financial statements attached in Schedule A to the Form 51-901.

2. **Related party transactions**

See note 7 to the audited consolidated financial statements for the year ended December 31, 2003.

3. **Summary of securities issued and options granted during the period**

(a) **Securities issued during the three months ended December 31, 2003, all in Canadian dollars**

Date of Issue	Type of Security	Type of Issue	Number	Price (Cdn$)	Total Proceeds (Cdn$)	Type of Consider-ation	Commis-sion Paid (Cdn$)
October 23, 2003	Common	Warrants	20,000	0.30	6,000	Cash	Nil
November 4, 2003	Common	Options	13,000	0.10	1,300	Cash	Nil
November 24, 203	Common	Warrants	5,500	0.30	1,650	Cash	Nil
December 4, 2003	Common	Warrants	100,000	0.30	30,000	Cash	Nil
December 4, 2003	Common	Warrants	40,000	0.30	12,000	Cash	Nil
December 4, 2003	Common	Warrants	60,000	0.30	18,000	Cash	Nil
December 8, 2003	Common	Warrants	200,000	0.30	60,000	Cash	Nil
December 9, 2003	Common	Options	20,000	0.30	6,000	Cash	Nil
December 17, 2003	Common	Warrants	400,000	0.30	120,000	Cash	Nil
December 18, 2003	Common	Warrants	393,900	0.30	118,170	Cash	Nil
December 18, 2003	Common	Warrants	600,000	0.30	180,000	Cash	Nil
December 18, 2003	Common	Warrants	100,000	0.30	30,000	Cash	Nil
December 19, 2003	Common	Warrants	800,000	0.30	240,000	Cash	Nil
December 22, 2003	Common	Finance fee	150,000	0.75	112,500	Finance fee	Nil
December 22, 2003	Common	Private placement	1,206,000	0.75	904,500	Cash	Nil
December 22, 2003	Common	Private placement	8,854,000	0.75	6,640,500	Cash	498,037
			12,962,400		$ 8,480,620		

(b) **Options granted during the three months ended December 31, 2003, all in Canadian dollars**

Date of Issue	Number	Name of Optionee	Exercise Price (Cdn$)	Expiry Date
November 19, 2003	195,000	Frank A. Lang	$1.00	November 19, 2013
November 19, 2003	150,000	Arthur G. Troup	$1.00	November 19, 2013
November 19, 2003	190,000	Ronald M. Lang	$1.00	November 19, 2013
November 19, 2003	250,000	Shannon M. Ross	$1.00	November 19, 2013
November 19, 2003	600,000	William J. Witte	$1.00	November 19, 2013
November 19, 2003	180,000	Sargent H. Berner	$1.00	November 19, 2013
November 19, 2003	150,000	John King Burns	$1.00	November 19, 2013
November 19, 2003	150,000	Ross Guenther	$1.00	November 19, 2013
November 19, 2003	150,000	Ian Chang	$1.00	November 19, 2013
November 19, 2003	130,000	Consultants	$1.00	November 19, 2013
November 19, 2003	370,000	Subsidiary employees	$1.00	November 19, 2013
November 19, 2003	365,000	Management company employees	$1.00	November 19, 2013
	2,880,000			

4. **Summary of securities as at the end of the reporting period**

(a) **Authorized Capital**

500,000,000 common shares without par value.
50,000,000 preferred shares.

(b) **Issued and Outstanding Capital at December 31, 2003**

43,455,880 common shares are issued and outstanding. (See Consolidated Statement of Shareholders Equity in the audited consolidated financial statements)

3,948,428 Series A First Preference shares. (See Note 5(a) to the audited consolidated financial statements)

(c) (i) **Stock Options Outstanding, all in Canadian dollars**

Number of Shares	Exercise Price (Cdn$)	Expiry Date
52,000	0.30	June 16, 2004
5,000	0.30	February 21, 2007
175,000	0.30	April 21, 2007
100,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
864,000	0.10	October 12, 2011
150,000	0.60	June 18, 2013
2,880,000	1.00	November 19, 2013
4,376,000		

(ii) **Warrants Outstanding, all in Canadian dollars**

Number of Shares	Exercise Price (Cdn$)	Expiry Date
2,930,819	0.55	February 3, 2004
176,000	1.25	September 30, 2004
6,237,199	1.00	December 22, 2005
9,344,018		

(d) **Shares in Escrow**

Nil

5. List of directors and officers

Frank A. Lang – Chairman and Director
William J. Witte – President, Chief Executive Officer and Director
Ron Lang – Director
Sargent H. Berner – Director
Ross Guenther – Project Manager and Director
John King Burns – Director
Ian Chang – Vice President, Project Development
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Annual and Quarterly Report
December 31, 2003
(expressed in U.S. Dollars unless otherwise stated)

President's Message

Dear Fellow Shareholders:

We are pleased to present the Annual Report for Emgold Mining Corporation together with the consolidated financial statements for the fiscal year ended December 31, 2003.

The last year has been a very exciting time for Emgold as we explore and conduct feasibility work on the Idaho-Maryland Mine in Grass Valley, California and develop the Ceramext™ process to produce high quality ceramic building materials from development rock, mine tailings, other waste and naturally occurring materials.

Over the next year the Company will have a four-pronged focus of activities including:

1. Completion of a 15,000 to 20,000 surface drill program at the Idaho-Maryland to advance our knowledge of the historic mine's potential;

2. Completing the application to obtain the Mine Use Permit for the Idaho-Maryland and continue with feasibility activities;

3. Building and operating the Ceramext™ pilot and demonstration plants and completion of marketing studies leading to feasibility studies for specific applications of the technology;

4. Continuing with grass roots exploration of the Rozan, Stewart and Jazz properties.

Exploration at the Idaho-Maryland Mine has continued as financings completed in 2003 allowed for further historic "data mining" and the beginning of our 20,000 foot surface diamond drill program. The program is designed to refine our understanding of the geologic structure of the historic mine. In April 2003, increased gold resources for the Idaho-Maryland were announced. The updated Measured and Indicated Resources for the Idaho-Maryland Mine are 1.666 million tons at 0.22 ounces of gold per ton and Inferred Mineral Resources are 2.477 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44, the revised total Measured and Indicated Mineral Resources consist of 1.666 million tons grading 0.28 ounces per ton (opt) containing 472,000 ounces of gold and Inferred Mineral Resources of 2.477 million tons grading 0.38 opt containing an additional 934,000 oz of gold. The revised Mineral Resource Summary is presented in this annual report. Additional resources continue to be defined by the project team and Emgold will changes in resources as they are developed from the historical information and the surface exploration program.

Emgold continues to prepare the application for the Conditional Mine Use Permit for additional underground exploration and ultimately potential development the Idaho-Maryland. This is the first step towards completion of a feasibility study to return the Idaho-Maryland to production should the economics prove to be viable. Permitting is a very well defined process in California and since 1960, 37 gold mining operations have applied for Conditional Mine Use Permits and all have received their permits within a 14 to 24 month period. We have been encouraged by the local community support for the Idaho-Maryland project and the helpful response by local authorities of the City of Grass Valley and Nevada County. We have hired some of the most experienced advisors and consultants in California to assist us with the preparation of the appropriate documentation for the permit application and to work with the City of Grass Valley in their preparation of a Master Environmental Assessment ("MEA") and Environmental Impact Report ("EIR").

Annual and Quarterly Report
December 31, 2003
(expressed in U.S. Dollars unless otherwise stated)

The management and Board of Directors are very excited about the Ceramext™ technology and its potential application at the Idaho-Maryland Mine and as a business opportunity for processing a wide range of other waste and naturally occurring materials to produce high quality ceramic building materials. The Company has the exclusive worldwide rights to the technology and is currently building pilot and demonstration plants in Grass Valley to assist in the commercialization of the process and to conduct feasibility studies. The Ceramext™ technology may eliminate the need for long term storage of development rock and mine tailings, thereby reducing the environmental footprint of a potential mining operation.

The timely development of the Ceramext™ technology could provide significant growth potential for the Company both as an integral component for the permitting at the Idaho-Maryland and for meeting a significant worldwide demand for ceramic products. The markets for ceramic tile are very large and well established. According to a recent report in the American Ceramic Society Bulletin, more than 53 billion square feet of ceramic tile were produced worldwide on an annual basis. North America is a net importer of tile, with a large fraction of tile being consumed in the U.S. North America (Mexico, U.S. and Canada) consumes about 4.3 billion square feet, or 8% of world production, but produces only 4% (half of that consumed). This is the largest regional disparity in the world. Two-thirds of tile production in North America is in Mexico. Production in the U.S. is only slightly over 1% of world production, and over half of the 8% of North American consumption is in the U.S. Most of the tile imported into the U.S. comes from Mexico, Europe (Italy) and Asia. A recent article in Ceramic Industry magazine indicates U.S. tile sales for 2004 is estimated to be 2.71 billion square feet. Tile use is particularly strong in California, Florida, Texas, and Arizona.

The Ceramext™ technology has numerous potential applications and is capable of producing many different high quality products that have superior physical and marketing properties. The feasibility work will include the evaluation of the Ceramext™ technology to produce high strength bricks that are 3 to 5 times stronger than other bricks available on the market at potentially lower production costs. The brick industry is aware of the Ceramext™ process and numerous requests for additional information and pilot testing have been received from large brick producers. The major market for the Ceramext™ technology will be in the tile industry because of the material properties of the ceramic products. Potentially, roofing and floor tiles can be produced with the technology that are much stronger and lighter than conventional cold molded products and are impermeable to water without glazing. The tiles can also be colored and glazed to compete with standard tile production at a potentially lower cost because of reduced energy consumption achieved through a shorter period of manufacturing time. The potential for sub-licensing the Ceramext™ technology is very good and will be reviewed through a series of pilot and demonstration plant campaigns using different feed stocks, culminating in feasibility studies and possible commercialization. Marketing surveys reviewed by Dr. Frahme indicate that floor and roofing tiles are range from approximately $1.25 to $1.50 per square foot on a wholesale basis in California, which translates into approximately $400 to $500 per ton of feedstock to the process.

On other projects, Emgold has optioned the Jazz Property which is contiguous to the Company's existing Stewart Property and covers an additional 600 hectares of land position. A strong gold soil geochemical anomaly parallels the Jazz and Stewart property boundaries for over 1-kilometer in strike length. A coincident geophysical anomaly bisects the gold soil anomaly and will be one of the key target areas for follow-up exploration work consisting of trenching and possible diamond drilling during 2004. Further prospecting and rock chip sampling over two lobes of the Silver King intrusive located on either side of Highway 6 will be needed to fully assess the potential of the properties. We have completed an airborne geophysical survey and are awaiting the summary reports for the Stewart and Jazz properties to clarify our understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, our geologists have submitted applications for four drill sites on the Stewart property.

Annual and Quarterly Report
December 31, 2003
(expressed in U.S. Dollars unless otherwise stated)

During fiscal year 2003 the Company completed two private placements through Canaccord Capital for gross proceeds of Cdn$8,612,500. The Company also completed a flow-through financing for Cdn$152,000 to further explore our projects located in south-eastern British Columbia. The majority of warrants from previous financings were exercised subsequent to the year end to provide an additional Cdn$1.5 million to the Company's treasury.

We participated in a 5 European city roadshow organized by Ian Gordon of Canaccord in September 2003 and met with 158 institutional fund managers and investors. The response to the Emgold story was very positive and is indicative of the institutional investment in our company. Approximately 45 percent of the shares of the Company are held by institutions in Canada, Europe and the United States looking for a long-term investment.

We believe that Emgold's primary focus on gold is in the best interest of our business and therefore to the benefit of our shareholders. The Ceramext™ technology will enhance the long term shareholder value while assisting with the permitting of the Idaho-Maryland and producing basic but high value building products at the same time.. Although the apparent value of gold has recently declined, we feel that this is a temporary consolidation influenced by the U.S. Presidential election. We expect that the value of the U.S. Dollar will decline dramatically because of the increasing personal, corporate and government debt in the United States and the rest of the world. The U.S. government and consumers cannot afford a significant increase in interest rates to support the astronomical debt. We believe that as paper currency collapses under the weight of this debt, gold will again emerge as the strongest and most stable currency in the world.

The greatest assets within Emgold are the people working on our projects. Mark Payne, our Chief Geologist for the Idaho-Maryland Project, has assembled one of the most professional and dedicated teams of geologists, consultants and technicians to be found anywhere in the world. Linda Dandy, our Chief Geologist for our BC properties, was able to work on the surface drill program at the Idaho-Maryland before returning to commence further work in British Columbia with her exceptional exploration team. Ross Guenther and Ian Chang continue to build a strong team of experts to work towards obtaining the necessary permits for the Idaho-Maryland and the successful development and commercialization of the Ceramext™ technology. Shannon Ross, our Chief Financial Officer and Corporate Secretary, continues to work diligently with her accounting and legal team to stay on top of ever changing regulatory and reporting requirements while keeping control of expenses and managing the company's finances. Our Board of Directors and in particular, John Burns and Sarge Berner, have been very helpful with wonderful enthusiasm, and sound advice for moving the Company successfully forward. We look forward to Joel D. Schneyer joining the board with his in-depth experience in project development and corporate finance specifically in the mineral industry. I would personally like to thank Ron Lang for his years of service on the Board of the Company and would like to wish him well with his future endeavors. It is a pleasure to work with such dedicated and professional people focused on the successful accomplishment of our projects and corporate objectives.

We would like to thank our shareholders, and our dedicated corporate team and consultants for their continued support and the strong belief in our mission. The enthusiastic support from the people of Grass Valley and the other surrounding communities within Nevada County is deeply appreciated and we look forward to a long and mutually beneficial relationship. This next year should prove to be a very exciting and beneficial year for Emgold and its shareholders.

On behalf of the Board of Directors,

/s/William J. Witte, P. Eng.

President and CEO

(expressed in U.S. Dollars unless otherwise stated)

Idaho-Maryland Project

During 2002 Emgold entered into a revised mining lease and option to purchase agreement with the "BET Group" to acquire the Idaho-Maryland Gold Mine. The Agreement includes a mining lease and option to purchase the property, consisting of approximately 2,750 acres of minerals and mineral rights (with no surface rights), approximately 37 acres of land with mineral rights located around the New Brunswick Shaft and an additional parcel of 56 acres of land located west of the Idaho No. 1 Shaft. The term of the lease agreement is five years commencing from June 1, 2002. The payment terms of the revised agreement are significantly more favorable than those of the previous agreement with a simplified 3% net smelter royalty and include the additional 56-acre parcel of land necessary for faster and more cost effective development of the property.

On May 20, 2003, the Grass Valley Planning Commission unanimously approved the Company's Use Permit Application UP03-02 with a 15-day public review and appeal period ending June 4, 2003. This permit allowed the Company to proceed with its 20,000-foot surface-drilling program on the Idaho-Maryland Mine property.

The Company has extensive geological data on the eastern part of its 2,750-acre property. However, there is minimal data available on the older western part where the Phase 1 surface drill program was completed. The Company designed a 15,000 to 20,000 foot surface drill program to better define the Company's knowledge of geological structures and search for new gold zones near surface within the Idaho-Maryland property and has obtained important information concerning key geologic structures from the information collected from Phase 1 of the drill program. The drill results from the Phase 1 surface drill program have validated some of the Company's hypotheses regarding the complex geology of the Idaho-Maryland Mine area.

Phase 1 drilling

The initial phase of surface core drilling tested new high-grade gold-quartz vein targets in the westernmost portion of the Idaho Deformation Corridor. These targets are in addition to the known resources at the Idaho-Maryland Mine. Drilling tested the entire width of the Idaho Deformation Corridor along a 1,500-foot strike-length and tested multiple lode targets. High-grade lode targets included (1) the Idaho 120 Vein target, hosted within the "L Fault", at the north boundary of the deformation corridor, (2) the Idaho "1 Vein" along the south boundary, and (3) a complex set of high-grade link veins within the corridor. Data mining from the large Idaho-Maryland Mine historic database has demonstrated the coincidence of localized, pipe-like, carbonate-sericite alteration blooms lying directly up dip from all areas of significant underground gold production. The large alteration bloom in the vicinity of the first drill site is entirely unexplored and measures a minimum 500 feet in strike length and 150 feet in width. This target is structurally favorable, occupying a wedge-shaped area at the western terminus of the Deformation Corridor, where the L Fault intersects the Idaho 1 Vein. There is a high level of confidence for new high-grade lode gold discoveries in this area. This will be the first systematic attempt to explore the entire width of the Idaho Deformation Corridor at its western end.

Phase 1 of the surface drill program consisted of 5 drill holes from two sites located on the western portion of the property for a total of 3286.5 feet of diamond drilling as summarized in Table 1 – "Phase 1 – 2003 – Idaho-Maryland Surface Drill Program." Partial assay results for holes IDH001, 003, and 004 reported in the Company's September 16, 2003 news release are presented in Table 2 – "Idaho-Maryland Gold Project – Partial Phase 1 Drill Program Results." Additional check assays reported in an October 22, 2003, news release for the first three holes sampled are listed in Table 3.

(expressed in U.S. Dollars unless otherwise stated)

TABLE 1 - PHASE 1 - 2003 - IDAHO-MARYLAND SURFACE DRILL PROGRAM

Drill Hole No.	Site	Azimuth	Dip	Length (ft)
IDH-001	A	50°	-60°	592.5
IDH-002	A	90°	-40°	319.0
IDH-003	A	90°	-25°	678.0
IDH-004	A	70°	-25°	940.0
IDH-005	B	0°	-76°	757.0
Total				3,286.5

TABLE 2 - IDAHO-MARYLAND GOLD PROJECT - PARTIAL PHASE 1 DRILL PROGRAM RESULTS

Drill Hole Number	Interval From (ft)	Interval To (ft)	Length (ft)	Gold (opt)	Comments
IDH-001	485.7	487.0	1.3	0.13	Idaho 233 Vein
	498.4	500.0	1.6	0.03	
	528.2	538.3	10.1	0.67	Idaho 120 Vein
including	528.2	531.2	3.0	2.20	Idaho 120 Vein
IDH-003	267.9	268.7	0.8	0.01	Idaho 237 Vein
	482.5	483.4	0.9	0.19	Idaho 242 Vein
	549.0	555.0	6.0	0.02	
	559.5	564.5	5.0	0.01	
	570.3	572.2	1.9	0.02	Idaho 246 Vein
	575.0	577.0	2.0	0.01	
IDH-004	263.4	265.7	2.3	0.04	
	285.0	285.5	0.5	0.01	
	290.5	292.5	2.0	0.06	Idaho 243 Vein

The first core hole in the Company's Phase 1 surface drill program intersected a strong interval of high-grade gold mineralization. The Phase I drill program targeted the undeveloped western extension of the Idaho Deformation Corridor. Based on the Idaho-Maryland's historical information and geological model, the drill intercept cut the Idaho 120 Vein at approximately 550 ft vertical depth. Holes IDH003 and IDH004 appear to have cut the same Idaho 120 Vein structure which showed strong intervals of fault gouge and no vein quartz. The results have validated the Company's geologic model for exploring the large, complex vein system of the Idaho-Maryland gold deposit.

The high-grade drill intercept obtained from the Idaho 120 Vein in Hole IDH001 shows a strongly mineralized compound vein shear of exceptional strength. The Idaho 120 Vein intercept is a 10.1-ft interval showing 3 ft of highly mineralized, white, and massive to banded vein quartz with sub-parallel stringers on the footwall side of the structure. This vein quartz contains visible free gold in close association with accessory galena, chalcopyrite, and pyrite. The footwall side of the Id 120 Vein is marked by a 1.3-ft width of pale grayish-green fault gouge containing 20 percent fragments of white, massive to banded vein quartz disrupted by post-mineral deformation. The 6-ft width of intervening mineralized schist is strongly carbonate + albite + pyrite altered, exhibits strong, internal, rotated foliation fabric, and shows little or no quartz veining.

(expressed in U.S. Dollars unless otherwise stated)

Summary of Duplicate Check Assay Results

As reported in the Company's October 22, 2003, news release, duplicate check assaying showed significant grade increases for two zones with visible free gold noted in the core from the Phase 1 surface drill program. The Idaho 120 Vein in Hole IDH001 contained significant free gold and the Idaho 242 Vein showed minor fine free gold. Duplicate check assays of the coarse rejects from the four samples comprising the Idaho 120 Vein in Hole IDH001 yielded 10.1 feet grading 0.93 oz/ton (31.9 G/T) in comparison to 10.1 feet grading 0.67 oz/ton (23.0 G/T) from the original fire assays. A single sample representing the Idaho 242 Vein in hole IDH003 showed a modest increase in the duplicate check assay, yielding 0.9 feet grading 0.21 oz/ton (7.2 G/T) versus 0.19 oz/ton (6.5 G/T) from the original fire assay.

TABLE 3 - PHASE 1 - 2003 - DUPLICATE CHECK ASSAY RESULTS

Drill Hole Number	Interval From (ft)	Interval To (ft)	Interval (ft)	Previous Gold Assay (opt)	New Gold Assay (opt)	Intercept
IDH-001	528.2	538.3	10.1	0.67 (23.0 G/T)	0.93 (31.9 G/T)	Id 120 Vein
Including	528.2	531.2	3.0	2.20 (75.4 G/T)	3.10 (106.3 G/T)	Id 120 Vein
IDH-003	482.5	483.4	0.9	0.19 (6.5 G/T)	0.21 (7.2 G/T)	Id 242 Vein

These results are encouraging because they occur high within the Idaho Deformation Corridor and may provide significant bulk tonnage potential at depth. Upon completion of Phase 1 of the surface drill program, the Idaho-Maryland project team further defined the next phase of surface drilling to be completed on the property. Approximately 15,000 to 17,000 feet of additional drilling is planned for the Phase 2 surface drill program.

On December 16, 2003, the Planning Commission of the City of Grass Valley unanimously approved a six-month extension to Use Permit UP03-02 to allow the Company to continue the previously approved surface exploration operation. The program, currently underway, will include 15,000 to 17,000 feet of diamond drilling. Boart Longyear was awarded the diamond-drilling contract for both Phase 1 and 2.

Phase 2 drilling

The Company commenced its 2004 surface-drilling program after the closing of the private placement financing in December 2003. The 2004 surface-drilling program is the second phase of the program initiated in 2003 to test the structural geologic model developed from historical information.

The surface core drilling will test an extension of the newly discovered high-grade gold zone and other high-grade targets in the westernmost portion of the Idaho Deformation Corridor. These targets are in addition to the known resources at the Idaho-Maryland Mine. Drilling will explore the entire width of the Idaho Deformation Corridor along a 1,500-foot strike length and will be testing multiple lode targets. High-grade lode targets include (1) the Idaho 120 Vein target, (2) the Idaho "1 Vein", (3) the Idaho 192 Vein and (4) a complex set of high-grade link veins within the corridor. Data mining from the large Idaho-Maryland Mine historic database has demonstrated the coincidence of localized, pipe-like, carbonate-sericite alteration blooms in most areas of significant underground gold production. Much of the large alteration bloom in the target area is entirely unexplored. The alteration bloom measures a minimum 500 feet in strike length and 150 feet in width. There is a high level of confidence for new high-grade lode gold discoveries in these areas.

The Phase 2 drilling was initiated from Site B to test several prospective phyllonite zones within the Corridor, in the immediate vicinity of the Idaho No. 1 Shaft. The entire width of the Corridor, along an 800-foot strike length, is being targeted initially. The famous Idaho 1 Vein Oreshoot was the only structure historically

(expressed in U.S. Dollars unless otherwise stated)

explored and developed in this area of the mine, having produced one million ounces of gold from a single high-grade stope. The Idaho 1 Vein stope marks the southern boundary of the east-west trending deformation corridor, with an approximate 300-foot width of the Corridor currently being tested in the footwall of the Idaho 1 Vein stope. The westward projection of the Idaho 192 Vein is also being targeted within the drill program. The Idaho 192 Vein structure was stoped only in an area east of the Idaho No. 1 Shaft, having produced 75,000 ounces from a four- to eight foot width of high-grade ribboned vein quartz. The 192 Vein lies 40 to 60 feet into the footwall of the 1 Vein stope.

Drilling at Site "B" included 10 holes totaling 6,605 feet of drilling and was designed to test the central area of the Corridor and identify future underground drill targets. The diamond drill was moved from Site "B" to Site "A" on April 1, 2004.

The current surface drill program continues with 23 holes totaling 16,879 feet having been completed as of May 14, 2004, which is probing the entire width of the Idaho Deformation Corridor (the "Corridor") from four permitted sites within the City of Grass Valley. Drilling at Site "A" should further delineate the high-grade intercept in the Idaho 120 Vein structure from hole IDH001 drilled in 2003 when one newly discovered gold zone near the surface was discovered with 10.1 feet of 0.67 to 0.93 ounces per ton (opt) with 3 feet grading 2.20 opt. Currently 3 holes totaling 2,865 feet have been completed at Site "A." Drilling operation has increased from one 12-hour shift per day to two 12-hour shifts effective April 11, 2004. The mineralized intervals of core are presently being sampled and fire assayed at certified analytical laboratories.

As of May 14, 2004, eighteen diamond drill holes were completed in the Phase 2 surface exploration program. As of May 16, 2004, no assay results have been reported.

HOLE	SITE	BEARING	INCLINATION	DEPTH (feet)
IDH-006	B	S46°°W	-45°	1,706
IDH-007	B	N37°E	-70°	139
IDH-008	B	N37°E	-55°	678
IDH-009	B	N02°W	-60°	603
IDH-010	B	N35°W	-60°	747
IDH-011	B	N25°W	-75°	1,248
IDH-012	B	N64°E	-53°	302
IDH-013	B	N64°E	-70°	293
IDH-014	B	N6°W	-80°	406
IDH-015	B	N45°W	-61°	483
IDH-016	A	N67°E	-65°	1,087
IDH-017	A	N67°E	-50°	1,038
IDH-018	A	N67°E	-40°	807
IDH-019	A	N55°E	-55°	906
IDH-020	A	N55°E	-40°	896
IDH-021	A	N55°E	-70°	799
IDH-022	A	N16°E	-55°	767.5
IDH-023	A	N16°E	-40°	607
Total				13,592.5

Upon completion of drilling at Site "A" the drill may return to Site "B" to explore the area of the proposed exploration decline within the metavolcanic unit. Core samples from the metavolcanics will be used as feed to the Ceramext™ demonstration plant to produce a wide range of ceramic products. The results of the

(expressed in U.S. Dollars unless otherwise stated)

demonstration plant will be used to complete a feasibility study to evaluate the construction and operation of a full scale Ceramext™ facility that could consume all development rock from underground workings and tailings from gold recovery from the Idaho-Maryland Mine. It is anticipated that the feasibility study using the Ceramext™ technology on Idaho-Maryland feedstock will be completed in the first quarter of 2005. Other feedstock materials will be tested during the demonstration and feasibility work to examine additional business opportunities.

The drill cores are logged, sampled, and stored in a secure facility near the project site. All cores were of HQ-size to maximize core recovery and sample size. The core is sawn into halves with one-half being shipped to American Assay Laboratories of Sparks, Nevada USA for sample preparation and analysis. The other half of the core is stored in a secured warehouse for future inspection and assay verification. All check assaying is conducted by several independent ISO 9000 certified laboratories. All gold analyses at the primary and umpire labs utilize the screened metallics fire assay method with a gravimetric finish.

Duplicate samples are initially analyzed at the primary lab then next at the secondary check lab.

The Idaho-Maryland exploration program is planned and supervised by Mr. Mark Payne, California Registered Geologist Number 7067. Mr. Payne is the Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Data compilation for the surface core-drilling program will be performed by the Company's geological staff with review and verification by Mr. Payne. The Company has implemented a quality assurance/quality control program to ensure that sampling and analyses of all drill cores is conducted in accordance with the best possible exploration industry practices, and conforms to National Instrument 43-101.

<u>Mining Legislation</u>

Emgold monitors California's mining legislation and regulations on a continual basis. Recent changes to the mining legislation have been noted, but these are primarily aimed at large open-pit mining operations, and should not adversely affect the development or future operation of the Idaho-Maryland Mine. The ore from the Idaho-Maryland Mine is metallurgically very clean and does not contain hazardous minerals. The planned operation will backfill existing workings with its mill tailings and Emgold is also developing the Ceramext™ Technology for the manufacture of environmentally sound and saleable products that could enhance the overall profitability of the project.

<u>Use Permits</u>

Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.) is also preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground exploration and development of the Idaho-Maryland mine and ultimately put the mine back into production. It is anticipated that permitting will cost approximately $1,200,000 and is expected to take fifteen to twenty-four months to complete. Emgold is confident that it will be able to obtain a Use Permit for the Idaho-Maryland. Since the early 1960's, 37 gold mines have applied for permits in California and all have been approved and allowed to go into operation. Since 2002 three gold mines have received Use Permits to operate in California.

<u>Technical Reports</u>

In 2002, Emgold engaged AMEC E&C Services Ltd. (AMEC) to complete a Technical Report in accordance with National Instrument 43-101. The primary objective of the Technical Report was the definition of a revised resource for the Idaho-Maryland Property. The independent review by AMEC supports the 2002

(expressed in U.S. Dollars unless otherwise stated)

Idaho-Maryland project mineral resource estimate and its positive exploration potential for additional gold mineralization. The Technical Report presented Measured and Indicated Mineral Resources for the Idaho-Maryland as 1.575 million tons at 0.21 ounces of gold per ton and an additional Inferred Mineral Resource of 2.413 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44, the Measured and Indicated Mineral Resource grade is 0.27 ounces of gold per ton containing 423,000 ounces of gold and Inferred Minerals Resources is grading 0.37 ounces per ton containing an additional 898,000 ounces of gold.

The Technical Report also recommends further review of historical data to develop a better understanding of the Idaho-Maryland ore body and define additional resources. Based on this recommendation, our geologists continue to review historical and technical information to increase the knowledge and resources of the mine. In April 2003 the Company announced increased gold resources for the Idaho-Maryland. The recently updated Measured and Indicated Resources for the Idaho-Maryland Mine are 1.666 million tons at 0.22 ounces of gold per ton and Inferred Mineral Resources are 2.477 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44 the revised total Measured and Indicated Mineral Resources consist of 1.666 million tons grading 0.28 ounces per ton (opt) containing 472,000 ounces of gold and Inferred Mineral Resources of 2.477 million tons grading 0.38 opt containing an additional 934,000 oz of gold. The updated resources were determined under the supervision of the Company's Qualified Person, Mr. Mark Payne, in accordance with National Instrument 43-101. Additional resources continue to be defined by the project team and Emgold will be announcing increased resources as they are developed from the historical information.

Feasibility Stage

Emgold has advanced the Idaho-Maryland Project to the full feasibility stage. Current feasibility work includes:

- project permitting,
- completing a 20,000 foot surface drill program to define underground exploration targets,
- metallurgical test work,
- development of preliminary conceptual layouts and process flow sheets,
- advancing the Ceramext™ technology. This technology will be used to process development rock and tailings from the Idaho-Maryland Mine. producing high value added building materials, and
- increasing its land position. Emgold has also increased its surface land position in Grass Valley, California to allow for further development and permitting of the Idaho-Maryland Project.

Rozan Property

Emgold continues to hold the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia.

On the Rozan Property, a small exploration program was recently completed over the historic Flying Dutchman Zone. Historic reports and maps show that this area lies within altered Elise volcanic rocks and is crossed by numerous large quartz veins. During a 2001 prospecting program, grab sampling by Emgold from the waste dump of one of these workings returned an assay value of 29.68 g/t gold. A grab sample from a second waste dump located 400 meters away returned an assay of 1.82 g/t gold. Emgold recently completed a surface program that located several of the numerous quartz veins described in the historic reports. A small

(expressed in U.S. Dollars unless otherwise stated)

soil-sampling grid put in over the area of quartz veining traced the gold mineralization in the veins across areas of limited outcrop exposure. The results show three sub-parallel, linear, gold soil geochemical anomalies that trend across the grid area for strike lengths of 300, 650 and 800 meters respectively.

On the Rozan property, the current program is designed to locate, map and chip sample these numerous gold bearing quartz veins in order to confirm information contained in historic reports. Also, a 2 x 2 kilometer soil sampling grid will be established over the area of quartz veining in order to better trace the veins in areas of poor outcrop exposure. Linda Dandy, P.Geo, of P&L Geological Services, is the Qualified Person for the exploration programs on the Stewart and Rozan properties.

Stewart Property

A flow-through private placement of 160,000 common shares at a price of Cdn$0.95, for a total of Cdn$152,000 was completed during the year ended December 31, 2003. Funds from this financing were primarily used for an airborne geophysical survey over the Stewart and Rozan properties to clarify our understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, our geologists have submitted applications for four drill sites on the Stewart property. Emgold contracted Fugro Airborne Surveys of Mississauga, Ontario to conduct airborne geophysical surveys on its Rozan and Stewart Properties, located in the West Kootenay Region of southeastern British Columbia.

The surveys, flown in December 2003, have been reviewed by Peter E. Walcott and Associates (a geophysical contractor) who has identified several moderate to strong, well defined electromagnetic conductors that may be representative of sulphide mineralization, some of which are associated with magnetic gradients that could reflect faults and/or shears.

Emgold is currently integrating these results with previous geological mapping, geochemical and induced polarization surveys, and limited diamond drilling carried out over various parts of the properties in order to plan the summer 2004 exploration program. Additional information regarding the exploration program will be announced upon completion of the evaluation of the results.

Jazz Property

Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49°17'N and longitude 117°21'W in the Nelson Mining Division near Nelson, British Columbia.

The Property is contiguous to Emgold's Stewart Property and covers approximately 600 hectares. A strong gold soil geochemical anomaly parallels the Jazz and Stewart property boundaries for over 1 kilometer in strike length. A coincident geophysical anomaly bisects the gold soil anomaly and will be one of the key target areas for follow-up exploration work consisting of trenching and diamond drilling during 2004.

Ceramext™ Process

Emgold has signed an exclusive world wide license agreement with Ceramext, LLC to develop and use the Ceramext™ Process to convert mine development rock and tailings and other waste and naturally occurring materials into high quality ceramics. The Ceramext™ Process is a patented, energy efficient, one-step technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into high-strength, low-porosity, industrial ceramics such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Ceramext has a patent on the equipment and other patents pending on the process, which uses a vacuum hot extrusion of waste materials to produce high quality industrial ceramics. The Ceramext™ Process has been demonstrated on a laboratory basis on a wide variety of materials including coal, lignite, and biomass fly ash, bottom ash, slag, clays, volcanic ash and mine development rock and tailings. Specifically, Ceramext has tested development rock and tailings from the Idaho-Maryland Mine and has successfully produced very high quality ceramic blanks using the Ceramext™ Process suitable for forming into a wide variety of ceramic products using standard finishing technology. Independent marketing surveys conducted in California, indicate that floor tiles are worth approximately $1.25 to $1.50 per square foot on a wholesale basis, which translates to approximately $400 to $500 per ton of feedstock to the process.

Emgold, through its subsidiary Golden Bear Ceramics Company, ("Golden Bear"), has designed and is building a pilot and demonstration plant in Grass Valley, California to determine the feasibility of converting mine tailings and other materials into high quality ceramics. Preliminary engineering studies indicate low capital and operating costs in comparison to conventional industrial ceramic operations. The Ceramext™ Process could allow a mining operation to make a useful and profitable product from mine development rock and tailings that would otherwise require expensive impoundment, which could consume large areas of land. The Ceramext™ Process could create additional income from mining operations and allow mines to continue to operate profitably even in times of very low commodity prices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of the financial position and operating results of the Company for the years ended December 31, 2003 and 2002, should be read in conjunction with the Consolidated Financial Statements and accompanying Notes, which have been prepared in accordance with generally accepted accounting principles in Canada. All monetary amounts are in United States dollars unless otherwise noted.

The Management' Discussion an Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grated or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, and other factors discussed under "Risk Factors".

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. The effective date of this MD&A is May 14, 2004.

In 2003, the Company adopted the United States dollar as its functional and reporting currency. The effect of this change has been discussed under "Critical Accounting Policies".

Annual and Quarterly Report
December 31, 2003
(expressed in U.S. Dollars unless otherwise stated)

Overview and Major Milestones

Emgold's principal business is the exploration and development of mineral properties. Emgold is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favorable exploration potential. Emgold advances its projects to varying degrees by prospecting, mapping, geophysics, exploration and development drilling and data evaluation until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

- On May 20, 2003, the Grass Valley Planning Commission unanimously approved the Company's Use Permit Application UP03-02 with a 15-day public review and appeal period ending June 4, 2003. This permit allowed the Company to proceed with its surface-drilling program on the Idaho-Maryland Mine property. On December 16, 2003, the City of Grass Valley granted a 6-month extension for the continued surface-drilling program. The extension was granted and became effective when the Company recommenced the surface-drilling program on January 20, 2004.

- Emgold has advanced the Idaho-Maryland Project to the full feasibility stage.

- Emgold has signed an exclusive world wide license agreement with Ceramext, LLC to develop and use the Ceramext™ Process to convert mine tailings and other waste materials into ceramics. The Ceramext™ Process is a patented, energy efficient, one-step technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products.

- Emgold has increased its surface land position in Grass Valley, California to allow for further development and permitting of the Idaho-Maryland Project.

- Emgold has completed three private placements throughout the year, for total proceeds of $5,868,034. These private placements have enabled the Company to commence drilling of the Idaho-Maryland project, initiate the preparation of all applications for a Conditional Mine Use Permit for the Idaho-Maryland Mine, acquire the Ceramext™ technology, and increase its land position for development of the Idaho-Maryland Mine.

- Emgold has commenced the construction of a pilot and demonstration plant for processing of the Idaho-Maryland development rock and tailings and other waste products into high quality industrial ceramic building materials.

Annual and Quarterly Report
December 31, 2003
(expressed in U.S. Dollars unless otherwise stated)

Results of Operations

The following table sets forth selected consolidated financial information for the last three completed fiscal years:

	As at or for the year ended December 31,		
	2003	**2002**	**2001**
Earnings (loss) for the year	(3,160,580)	(242,909)	(24,908)
Earnings (loss) per share – basic and diluted	(0.11)	(0.01)	(0.00)
Total assets	6,125,077	208,441	30,160
Total liabilities	746,720	581,670	886,709
Shareholders' equity (deficiency)	5,378,357	(373,229)	(856,549)

The following table sets forth selected results of operations for the last eight quarters ended December 31, 2003:

	Quarter ended				Year ended
2003	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31
Interest and other income	196	1,895	1,242	47,455	50,788
Expenses	341,235	364,679	373,989	2,131,465	3,211,368
Earnings (loss)	(341,040)	(362,784)	(372,746)	(2,084,010)	(3,160,580)
Earnings (loss) per share – basic and fully diluted	(0.01)	(0.01)	(0.01)	(0.06)	(0.11)

	Quarter ended				Year ended
2002	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31
Interest and other income	11	113,893	--	51,335	165,239
Expenses	24,347	55,392	129,066	199,343	408,148
Earnings (loss)	(24,336)	58,501	(129,066)	(148,008)	(242,909)
Earnings (loss) per share – basic and fully diluted	(0.00)	0.00	(0.01)	(0.01)	(0.01)

Year ended December 31, 2003, compared to year ended December 31, 2002

Emgold's loss for the year ended December 31, 2003 ("fiscal 2003") was $3,160,580, or $0.11 per common share compared to a loss of $242,909 or $0.01 per common share in the year ended December 31, 2002 ("fiscal 2002").

Legal, accounting and audit fees increased from $32,841 in fiscal 2002 to $119,775 in fiscal 2003. The increase is partly due to higher fees related to stock-based compensation, preference share issuances and additional audit costs to comply with regulatory requirements. Legal costs also increased from the prior year due to review of agreements and other documents on the Idaho-Maryland property and the Ceramext™ process.

Office and administration fees increased from $5,883 in fiscal 2002 to $32,967 in fiscal 2003. These costs include telephone, facsimile, office supplies and general administrative expenditures, which have increased substantially in fiscal 2003 because of the increased activity in the Company. Office supplies, salaries, telephone, courier, postage, and all related costs increase as exploration increases.

Salaries and benefits also increase directly with the increase in exploration activity and increased from $67,694 in fiscal 2002 to $1,690,503 in fiscal 2003. These costs reflect the stock-based compensation, increased management, administrative and accounting and time related to regulatory reporting and the processing of transactions and other non-exploration related labour costs related to the increased activity by the Company. Included in salaries and benefits costs is $1,490,222 for stock-based compensation related to the grant of stock options to directors, officers and employees in fiscal 2003. There was no stock-based compensation expense in fiscal 2002. Stock-based compensation of $157,734 is also included in geological expense as part of the exploration expenses.

In fiscal 2002, activity did not increase substantially until after the end of the second interim period. Activity on the Idaho-Maryland property increased as financing was obtained to enable commissioning of the Technical Report, and other investigations and reports which were completed in fiscal 2002 and early 2003. Foreign exchange losses have increased from $3,768 in fiscal 2002 to a gain of $62,424 in fiscal 2003. This was due primarily to holding Canadian dollars while the currency strengthened relative to the reporting currency. Expenditures on the Idaho-Maryland property are primarily incurred in United States dollars. The preference shares, which are a debt instrument, are denominated in Canadian dollars and will also cause a fluctuation in exchange gains or losses. The Company has no other long-term debt. The Company maintains substantially all of its excess cash in Canadian dollars.

Shareholder communication fees have increased from $28,502 in fiscal 2002 to $195,328 in fiscal 2003 due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees and the maintenance of the Company's website. In fiscal 2003, the Company entered into two investor relations contracts and utilized the services of a media relations consultant for total costs of $18,983, compared to $nil in fiscal 2002. The media campaign and investor relation's costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland, the investment community and shareholders of new developments and investment opportunities. Emgold has also expended $34,880 on advertisements in investor publications and other forms of advertising during fiscal 2003.

During the year ended December 31, 2003, the Company entered into two short-term investor relation's contracts with two unrelated companies, Coal Harbor Communications ("Coal Harbor") and Windward Communications and Consulting Ltd. ("Windward"). Coal Harbor's month-by-month contract provides for a monthly fee of Cdn$3,500 commencing April 2003, which was increased to Cdn$5,000 per month in January 2004. To December 31, 2003, fees and expenses paid to Coal Harbor total $32,608. Windward received an initial set-up fee of $3,500, which covered services for April and May of 2003, and thereafter a monthly fee of $2,500, commencing June 1, 2003. The term of the contract is non-specific. To December 31, 2003, fees paid to Windward were $21,925. Emgold may terminate the Windward agreement at any time by providing a two-week written notice and payment of any outstanding fees. Administrative expenditures will likely remain at the present level for the foreseeable future if the Company is successful in financing the planned exploration program for the Idaho-Maryland property. Shareholder communications included $7,042 in stock-based compensation in fiscal 2003.

Emgold changed its accounting policy in fiscal 2002 with respect to exploration expenses and exploration costs are expensed in the period incurred on its mineral property interests. Exploration expenditures on the Idaho-Maryland property increased from $248,316 in fiscal 2002 to $987,122 in fiscal 2003. Total expenditures in fiscal 2003, with the related fiscal 2002 expenditures in brackets, are as follows: consulting and engineering fees related to exploration and mine planning - $126,469 (2002 - $88,153); geological - $407,152 (2002 - $81,265); site activities including ongoing evaluation of historic data and preparation of applications for permitting for the surface exploration program and drilling - $177,731 (2002 - $16,382); and drilling - $130,295 (2002- $nil). The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007.

(expressed in U.S. Dollars unless otherwise stated)

The owners have granted Emgold the exclusive right and option to purchase all of the leased property. As consideration for the option, Emgold paid $9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002. Payments of $19,500 were paid on a quarterly basis on the first day of February, May, August and November in 2003, and payments of $25,500 quarterly are to be made on the first business day of each of the same months during the years from 2004 to 2007. In the event that all payments have been made, the purchase price for 2002 was to be $4,350,000. For succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year. All royalty payments may be applied as a credit on the purchase price, but option payments may not be so applied.

During the year ended December 31, 2003, there were 50,000 common shares issued at a deemed value of Cad$27,500 on the Rozan property and 50,000 common shares issued at a deemed value of Cad$37,000 on the Stewart property.

Related Party Transactions

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ Process to convert mine tailings and other waste materials into ceramics. The Ceramext™ Process is a patented technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Under the terms of the agreement, the Company has obtained the worldwide rights to the Ceramext™ technology, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. Subsequent to December 31, 2003, under the terms of the agreement, Emgold has paid $100,000 and has issued 200,000 common shares to Ceramext LLC, a private company controlled by a director of the Company. The common shares have a four-month hold period, expiring June 12, 2004. No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction. The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2004; $10,000 per quarter in 2005; $20,000 per quarter in 2006; and $40,000 per quarter thereafter.

Other related party transactions include the following transactions:

	Years ended December 31,	
Services rendered by:	**2003**	**2002**
Legal fees (a)	$ 23,873	$ 20,942
Director and project manager (b)	$ 90,000	$ 45,946
LMC Management Services Ltd. (c)	$ 268,539	$ 107,886
Lang Mining Corporation (d)	$ 21,406	$ —

Balances receivable from:	**2003**	**2002**
LMC Management Services Ltd.	$ 57,848	$ 47,894
Balances payable to (e):	$	$
ValGold Resources Ltd.	$ —	$ 87
LMC Management Services Ltd.	$ 36,253	$ —
Directors, officers and employees (e)	$ 69,263	$ 9,867
Legal fees (a)	$ 28,810	$ 7,117
Payable to:	$ 134,326	$ 17,071

(a) Legal fees were paid to a law firm of which a director is a partner.

(expressed in U.S. Dollars unless otherwise stated)

(b) A director of the Company, who is also project manager at the Idaho-Maryland property, receives project management consulting services.

(c) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value.

(d) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Commencing January 1, 2003, Cdn$2,500 per month is being paid to Lang Mining for the services of the chairman of the Company.

(e) Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

(f) During the year ended December 31, 2002, a debt settlement of 2,250,000 common shares at a price of $0.10 was completed to settle Cdn$225,000 of debt with three directors of the Company and a private company controlled by a director and officer of the Company.

<u>Preference Shares</u>

Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company. In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $501,678 of indebtedness owing to Lang. Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum, of which $46,608 has been accrued. The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component. This resulted in $90,902 being included in equity. The balance of $517,417 is the value included in debt as preference shares. At December 31, 2003 $46,608 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Annual and Quarterly Report
December 31, 2003
(expressed in U.S. Dollars unless otherwise stated)

Three Months Ended December 31, 2003, Compared to Three Months Ended December 31, 2002

Emgold's loss for the three months ended December 31, 2003 ("Q4 2003") was $2,084,010, or $0.06 per share, compared to a loss of $148,008, or $0.01 per share for the three months ended December 31, 2002 ("Q4 2002").

Legal, accounting and audit fees of $78,980 in Q4 2003 compare to $17,114 in Q4 2002. Audit fees were higher than anticipated due to stock compensation and other regulatory requirements. Legal fees were incurred with respect to agreements under negotiation, including the Ceramext, LLC transaction, review of contracts and increasing regulatory review and reporting requirements.

Office and administration expenses in Q4 2003 of $4,260 compare to $2,277 in Q4 2002. Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period.

Salaries and benefits of $1,544,860 in Q4 2003 compare to $21,912 in Q4 2002. Included in salaries and benefits costs is $1,436,508 for stock-based compensation related to the grant of stock options to directors, officers and employees in Q4 2003. There was no stock-based compensation expense in Q4 2002. Apart from stock-based compensation costs, the costs in Q4 2003 reflect the increased management, administrative and accounting time related to the processing of transactions, regulatory requirements and other salary costs fees related to the increased activity in the Company. Activity on the Idaho-Maryland property increased as financing was obtained and the Technical Report and other reports were completed in fiscal 2002 and 2003.

Exchange gains of $73,040 in Q4 2003 compare to losses of $3,003 in Q4 2002. The expenditures on the Idaho-Maryland property are primarily incurred in United States dollars with the related currency exchange fluctuations.

Shareholder communication costs of $74,294 in Q4 2003 compare to $21,912 in Q4 2002. Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees. It also includes fees associated with the maintenance of the Company's website. In fiscal 2003 the Company entered into two investor relations contracts and a media relations contractor was hired on an ad hoc basis. No costs were incurred in Q4 2002 compared to $1,987 in Q4 2002 on a media campaign and an advertising program commenced in the first quarter of fiscal 2003. Investor relations contractual activities incurred in Q4 2003 totaled $18,409 compared to $nil in Q4 2002. There were no investor relations contractors utilized by the Company in fiscal 2002. During Q4 2003, stock-based compensation expense of $7,042 is included in shareholder communication costs. The media campaign and investor relations' costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland, the investment community and shareholders of new developments and investment opportunities.

Emgold changed its accounting policy in fiscal 2002 with respect to exploration expenses and exploration costs are expensed in the period incurred on its mineral property interests. Exploration expenditures on the Idaho-Maryland property increased from $240,854 in Q4 2002 to $330,707 in Q4 2003. Total expenditures in Q4 2003, with the related Q4 2002 expenditures in brackets, are as follows: consulting and engineering fees related to exploration and mine planning - $13,457 (Q4 2002 - $88,153); geological - $202,318 (Q4 2002 - $74,245); site activities including ongoing evaluation of historic data and preparation of applications for permitting for the surface exploration program and drilling - $49,995 (Q4 2002 - $15,940); and drilling - $7,542 (Q4 2002- $nil). The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. Lease costs in Q4

(expressed in U.S. Dollars unless otherwise stated)

2003 total $29,348 (Q4 2002 - $51,738). Exploration expenditures on the Rozan and Stewart properties totaled $109,898 in Q4 2003 compared to $3,570 in Q4 2002. The majority of exploration expenditures in Canada have been financed by the issuance of flow through shares. Stock-based compensation of $157,734 is also included in geological expense, which forms a cost classification in exploration expenses.

In Q4 2003 the Company expended $24,054 investigating the Ceramext™ process.

Liquidity and Capital Resources

Financing Activities

At December 31, 2003, Emgold had unrestricted working capital of $5,707,854, as compared to unrestricted working capital of $67,114 at December 31, 2002. Unrestricted working capital is defined as current unrestricted assets less current liabilities.

During the year ended December 31, 2003, Emgold completed a private placement of 2,472,222 units at a price of Cdn$0.45 per unit, for net proceeds of Cdn$1,020,790. Each unit was comprised of one common share and one non-transferable common share purchase warrant. Also, a cash commission of 8% was paid and 494,444 non-transferable broker warrants were issued. Warrants issued in conjunction with this transaction entitle the holder to purchase one common share for every whole share purchase warrant held, at an exercise price of Cdn$0.55 per share, until February 3, 2004. .

A flow-through private placement of 160,000 flow-through units at Cdn$0.95 per unit for gross proceeds of Cdn$152,000 was also completed. Each unit was comprised of one flow-through common share and one non-flow-through share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of Cdn$1.25 expiring September 30, 2004. A finder's fee was paid, consisting of a Cdn$12,160 in cash and 16,000 non-transferable compensation warrants, each non-transferable compensation warrant exercisable to acquire one additional common share of the Company at an exercise price of Cdn$1.25 expiring September 30, 2004.

Emgold also completed a brokered private placement of 10,060,000 units at a price of Cdn$0.75 per unit, for gross proceeds of Cdn$7,545,000. Each unit was comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to purchase one additional common share of Emgold for a period of two years at an exercise price of Cdn$1.00 per common share. A combination of cash commission and finder's fee was paid, equal to 7.5% of the gross proceeds raised from the private placement, and non-transferable agent's warrants exercisable until December 23, 2005, at an exercise price of Cdn$1.00. In addition, a cash administration fee and a corporate finance fee of 150,000 shares of Emgold were also paid. Proceeds of the financing are to be used as follows:

Description	Estimated Expense (Cdn$)	Percentage
Corporate Overhead and Finance Fees	$1,200,000	16%
Investor and Public Relations	$400,000	5%
Project Expense and Permitting	$2,400,000	32%
Surface Exploration Program	$1,100,000	15%
Ceramext™ Pilot Plant and Studies	$1,800,000	24%
Contingency	$600,000	8%
Total	$7,500,000	

(expressed in U.S. Dollars unless otherwise stated)

During fiscal 2003, 623,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30 per share, and 4,775,847 warrants were exercised at prices ranging from Cdn$0.30 to Cdn$0.55 to provide $1,167,724 to the Company.

At December 31, 2003, the following warrants were exercisable:

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
2,930,819	0.55	February 3, 2004
176,000	1.25	September 30, 2004
6,237,199	1.00	December 22, 2005
9,344,018		

Subsequent to December 31, 2003, and up to the date of this report 2,935,199 warrants at prices ranging from Cdn$0.55 to Cdn$1.00 and 357,000 stock options at prices ranging from Cdn$0.10 to Cdn$0.30 were exercised.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at December 31, 2003:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years *(3)*	Total
Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	18,363	--	--	--	--	--	18,363
Idaho-Maryland property lease *(1)*	102,000	102,000	102,000	102,000	--	--	408,000
Mineral property option payments *(1)*	35,000	50,000	60,000	40,000	--	--	185,000
Ceramext™ royalties and payments *(2)*	100,000	20,000	40,000	80,000	160,000	160,000	560,000
Purchase obligations	--	--	--	--	--	--	--
Asset retirement obligations	--	--	--	--	--	--	--
	$ 255,363	$ 172,000	$ 202,000	$ 222,000	$ 160,000	$ 160,000	$1,171,363

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold's rights to a particular property.

(2) Ceramext, LLC has been paid $100,000 since December 31, 2003.

(3) The amount shown in '5th and subsequent years' is a per-year figure.

(expressed in U.S. Dollars unless otherwise stated)

Investing Activities

During the year ended December 31, 2003, the Company expended $72,972 in acquisition costs on its mineral property interests in Canada. The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. In fiscal 2003, $90,240 was expended on lease payments related to the Idaho-Maryland property.

Ceramext™

Under the terms of the agreement, Emgold, through its subsidiary Golden Bear, has obtained the worldwide rights to the Ceramext™ technology, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. Emgold is to pay Ceramext, LLC $100,000 within 90 days of regulatory approval (paid subsequent to the December 31, 2003) to cover certain development costs. Emgold will also tender to Ceramext, LLC 200,000 shares of the Company subject to such restrictions on transferability as may be required under applicable securities laws and regulations (issued subsequent to December 31, 2003). The worldwide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consist of: "Year 1" - $nil per quarter; "Year 2" - $5,000 per quarter; "Year 3" - $10,000 per quarter; "Year 4" - $20,000 per quarter; "Year 5" and thereafter - $40,000 per quarter. Year 1 will be deemed to commence 90 days after the date of approval of the agreement by regulatory authorities, which was February 12, 2004. During fiscal 2003, the Company expended $24,054 on consulting and related fees while performing due diligence on the Ceramext™ technology.

Jazz Property, British Columbia

Subsequent to December 31, 2003, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49°17'N and longitude 117°21'W in the Nelson Mining Division near Nelson, British Columbia. The Jazz Property is contiguous to Emgold's Stewart Property and covers approximately 600 hectares. Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($5,000 paid subsequent to December 31, 2003) to the optionor over a ten-year period.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company can earn a 100% interest in the property by making stepped payments totaling Cdn$100,000 (Cdn$30,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in southeastern British Columbia. The Company can earn a 100% interest in the property by making payments totaling Cdn$150,000 ($35,000 paid) and issuing 200,000 common shares (150,000 issued) by 2007. The Company has also agreed to incur exploration expenditures of Cdn$49,200 over two years, which have been incurred.

During fiscal 2004, the Company will be required to make option payments of $31,996, and issue 50,000 common shares to maintain its mineral property interests in British Columbia.

Risks and Uncertainties

Risks Associated with the Mining Industry

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Emgold's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour and other risks are involved in the operation of mines and the conduct of exploration programs. Emgold has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish the presence of ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Emgold has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that Emgold will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Idaho-Maryland Property. If all required permits are not granted, no mining operations can commence. The other properties are at the early exploration stage and to date no significant exploration work has been completed on these properties.

The Idaho-Maryland property is located in the State of California. Mineral exploration and mining activities in the state of California may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company monitors California's mining legislation and regulations on a continual basis. Recent changes to the mining legislation are primarily targeting large open pit mining operations for all metals, not specifically gold. The legislation addresses the reclamation and backfilling of large open pit mining operations and specifically the stabilization, contouring and naturalization of waste and tailings containment sites. This new legislation does not adversely affect the development or operation of the Idaho-Maryland Mine located in Grass Valley, California. The Idaho-Maryland is an underground mine and will employ environmentally responsible waste and tailings management systems. The ore from the Idaho-Maryland Mine is metallurgically very clean and does not contain significant quantities of hazardous minerals. The Idaho-Maryland Mine will backfill existing workings with its mill tailings and is also investigating the use and applicability of the Ceramext™ process that could manufacture environmentally sound and saleable products and enhance the overall profitability of the mine. The new mining legislation does not appear to have any impact on Emgold's ability to develop or operate the Idaho-Maryland Mine as a safe, effective and profitable industrial minerals and gold mine. Emgold will make information available to the public as it progresses through the permitting process and when it is appropriate to do so.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such

Annual and Quarterly Report
December 31, 2003
(expressed in U.S. Dollars unless otherwise stated)

The Idaho-Maryland Mine Project will entail the staged exploration, and pending completion of a positive feasibility study, staged construction and operation of up to a 2400 STPD underground gold mine, mill, as well as a 2,400 STPD manufacturing plant for ceramic brick and tiles. The ceramics plant will be designed to process development rock and gold mine tailings as feedstock to produce high quality ceramic building materials.

The General Plan, Rezone/Pre-zone, Annexation/LAFCo and SMARA applications are required to be submitted with the Formal application. Once the applications are accepted as complete the City will initiate a Master Environmental Assessment (MEA) process as a precursor to a California Environmental Quality Act (CEQA) review of the project application as proposed. Certain of the CEQA topics are expected to become issues that are prudent to address in appendices to the Formal Application. Those are expected to be associated with the temporary and permanent growth in employment and population and demands on the social service and utility infrastructures will need to be addressed in environmental evaluations for the project. In addition, because of the location of the mine in a riparian corridor and tributary to the Sacramento River, natural resources will also need to be addressed in an environmental evaluation. In summary, those environmental aspects of the project anticipated to be of greatest interest to the City and County of Nevada (County) are:

- Land Use Issues - General Plan Amendments, Zoning Amendments, Local Agency Formation Commission (LAFCo) for annexation of county land into City, reclamation planning;
- Traffic and Circulation in and around the project location (e.g., road design and capacity);
- Socioeconomic Characteristics (e.g., housing, schools, water, sewerage/ storm water system capacity, emergency services);
- Biological and Cultural Resources (e.g., potential for impacts to special status species and wetlands); and
- Cultural and Historical Resources (e.g., potential for prehistoric settlements along Wolf Creek, historic structures such as the Brunswick Shaft).

The upside and downside to the project for the first three items above are related to the fact the project could have "growth inducing impacts" that may not have been addressed fully in the planning documents. Therefore, the project will need to address those impacts associated with growth due to industrial development proximate to an urban center. The Biological, Cultural and Historical Resources are not inconsequential as there are organizations in place to monitor the impacts and remedies to these resources. Potential impacts may easily be mitigated but will be visible and raise community interest. The upside and downside could be associated with raising community interest.

Traditionally, local jurisdictions do anticipate compensation for improvement of intersections, expansion of services to accommodate increased demands on social services.

In addition, other requirements of CEQA can be addressed with the Formal application, including:

- Air Quality – CAA/ dust generation, non-point sources (machinery/ vehicles);
- Geology - Potential for subsidence;
- Hydrogeology - Effects of dewatering (viability of private wells);

(expressed in U.S. Dollars unless otherwise stated)

- Surface Water and Water Quality - use of and potential exposure to hazardous substances/materials, CWA, NPDES/SWPPP;
- Visual - Construction of mine operations area (ore, transfer facilities), development of stockpiles, office buildings for employees;
- Public Health - Use of explosives, effects of subsidence (if any), use of and potential exposure to hazardous substances/materials.

Other Risks

The mineral industry is intensely competitive in all its phases. Emgold competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Critical Accounting Policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain. A summary of the Company's significant accounting policies is set for the in Note 2 of the consolidated financial statements for the year ended December 31, 2003.

In 2003, the Company determined that, due to the acquisition of the Ceramext™ process, and the increase in the activity relating to the Idaho-Maryland property, the functional currency of the Company had changed to the U.S. dollar and that would have a significant impact on the Company's Consolidated Financial Statements. The following is a discussion of the change in reporting and functional currency, as well as the Company's critical accounting policies which include mineral property interests and plant and equipment.

Change in reporting and functional currency

Effective January 1, 2003, the Company changed its functional currency from the Canadian ("Cdn") dollar to the United States ("U.S.") dollar as a result of the Company's activities relating to the Idaho-Maryland project, which is in the State of California, in the United States. The Company also adopted the U.S. dollar as its reporting currency. Prior to this change, the foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the average exchange rates prevailing during the year, expect for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in income in the current year.

Balances denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the temporal method described above. The financial statements as at and for the year ended December 31, 2003, were translated into U.S. dollars at U.S.$1.00=Cdn$1.4015, being the exchange rate for the year for the income statement and at U.S.$1.00=Cdn$1.2965, being the rate at December 31, 2003, for assets and liabilities. The translated amount for monetary and non-monetary items, at January 1, 2004, became the historical basis for subsequent periods.

Annual and Quarterly Report
December 31, 2003
(expressed in U.S. Dollars unless otherwise stated)

Three Months Ended December 31, 2003, Compared to Three Months Ended December 31, 2002

Emgold's loss for the three months ended December 31, 2003 ("Q4 2003") was $2,084,010, or $0.06 per share, compared to a loss of $148,008, or $0.01 per share for the three months ended December 31, 2002 ("Q4 2002").

Legal, accounting and audit fees of $78,980 in Q4 2003 compare to $17,114 in Q4 2002. Audit fees were higher than anticipated due to stock compensation and other regulatory requirements. Legal fees were incurred with respect to agreements under negotiation, including the Ceramext, LLC transaction, review of contracts and increasing regulatory review and reporting requirements.

Office and administration expenses in Q4 2003 of $4,260 compare to $2,277 in Q4 2002. Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period.

Salaries and benefits of $1,544,860 in Q4 2003 compare to $21,912 in Q4 2002. Included in salaries and benefits costs is $1,436,508 for stock-based compensation related to the grant of stock options to directors, officers and employees in Q4 2003. There was no stock-based compensation expense in Q4 2002. Apart from stock-based compensation costs, the costs in Q4 2003 reflect the increased management, administrative and accounting time related to the processing of transactions, regulatory requirements and other salary costs fees related to the increased activity in the Company. Activity on the Idaho-Maryland property increased as financing was obtained and the Technical Report and other reports were completed in fiscal 2002 and 2003.

Exchange gains of $73,040 in Q4 2003 compare to losses of $3,003 in Q4 2002. The expenditures on the Idaho-Maryland property are primarily incurred in United States dollars with the related currency exchange fluctuations.

Shareholder communication costs of $74,294 in Q4 2003 compare to $21,912 in Q4 2002. Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees. It also includes fees associated with the maintenance of the Company's website. In fiscal 2003 the Company entered into two investor relations contracts and a media relations contractor was hired on an ad hoc basis. No costs were incurred in Q4 2002 compared to $1,987 in Q4 2002 on a media campaign and an advertising program commenced in the first quarter of fiscal 2003. Investor relations contractual activities incurred in Q4 2003 totaled $18,409 compared to $nil in Q4 2002. There were no investor relations contractors utilized by the Company in fiscal 2002. During Q4 2003, stock-based compensation expense of $7,042 is included in shareholder communication costs. The media campaign and investor relations' costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland, the investment community and shareholders of new developments and investment opportunities.

Emgold changed its accounting policy in fiscal 2002 with respect to exploration expenses and exploration costs are expensed in the period incurred on its mineral property interests. Exploration expenditures on the Idaho-Maryland property increased from $240,854 in Q4 2002 to $330,707 in Q4 2003. Total expenditures in Q4 2003, with the related Q4 2002 expenditures in brackets, are as follows: consulting and engineering fees related to exploration and mine planning - $13,457 (Q4 2002 - $88,153); geological - $202,318 (Q4 2002 - $74,245); site activities including ongoing evaluation of historic data and preparation of applications for permitting for the surface exploration program and drilling - $49,995 (Q4 2002 - $15,940); and drilling - $7,542 (Q4 2002- $nil). The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. Lease costs in Q4

(expressed in U.S. Dollars unless otherwise stated)

2003 total $29,348 (Q4 2002 - $51,738). Exploration expenditures on the Rozan and Stewart properties totaled $109,898 in Q4 2003 compared to $3,570 in Q4 2002. The majority of exploration expenditures in Canada have been financed by the issuance of flow through shares. Stock-based compensation of $157,734 is also included in geological expense, which forms a cost classification in exploration expenses.

In Q4 2003 the Company expended $24,054 investigating the Ceramext™ process.

Liquidity and Capital Resources

Financing Activities

At December 31, 2003, Emgold had unrestricted working capital of $5,707,854, as compared to unrestricted working capital of $67,114 at December 31, 2002. Unrestricted working capital is defined as current unrestricted assets less current liabilities.

During the year ended December 31, 2003, Emgold completed a private placement of 2,472,222 units at a price of Cdn$0.45 per unit, for net proceeds of Cdn$1,020,790. Each unit was comprised of one common share and one non-transferable common share purchase warrant. Also, a cash commission of 8% was paid and 494,444 non-transferable broker warrants were issued. Warrants issued in conjunction with this transaction entitle the holder to purchase one common share for every whole share purchase warrant held, at an exercise price of Cdn$0.55 per share, until February 3, 2004. .

A flow-through private placement of 160,000 flow-through units at Cdn$0.95 per unit for gross proceeds of Cdn$152,000 was also completed. Each unit was comprised of one flow-through common share and one non-flow-through share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of Cdn$1.25 expiring September 30, 2004. A finder's fee was paid, consisting of a Cdn$12,160 in cash and 16,000 non-transferable compensation warrants, each non-transferable compensation warrant exercisable to acquire one additional common share of the Company at an exercise price of Cdn$1.25 expiring September 30, 2004.

Emgold also completed a brokered private placement of 10,060,000 units at a price of Cdn$0.75 per unit, for gross proceeds of Cdn$7,545,000. Each unit was comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to purchase one additional common share of Emgold for a period of two years at an exercise price of Cdn$1.00 per common share. A combination of cash commission and finder's fee was paid, equal to 7.5% of the gross proceeds raised from the private placement, and non-transferable agent's warrants exercisable until December 23, 2005, at an exercise price of Cdn$1.00. In addition, a cash administration fee and a corporate finance fee of 150,000 shares of Emgold were also paid. Proceeds of the financing are to be used as follows:

Description	Estimated Expense (Cdn$)	Percentage
Corporate Overhead and Finance Fees	$1,200,000	16%
Investor and Public Relations	$400,000	5%
Project Expense and Permitting	$2,400,000	32%
Surface Exploration Program	$1,100,000	15%
Ceramext™ Pilot Plant and Studies	$1,800,000	24%
Contingency	$600,000	8%
Total	$7,500,000	

(expressed in U.S. Dollars unless otherwise stated)

During fiscal 2003, 623,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30 per share, and 4,775,847 warrants were exercised at prices ranging from Cdn$0.30 to Cdn$0.55 to provide $1,167,724 to the Company.

At December 31, 2003, the following warrants were exercisable:

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
2,930,819	0.55	February 3, 2004
176,000	1.25	September 30, 2004
6,237,199	1.00	December 22, 2005
9,344,018		

Subsequent to December 31, 2003, and up to the date of this report 2,935,199 warrants at prices ranging from Cdn$0.55 to Cdn$1.00 and 357,000 stock options at prices ranging from Cdn$0.10 to Cdn$0.30 were exercised.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at December 31, 2003:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years *(3)*	Total
Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	18,363	--	--	--	--	--	18,363
Idaho-Maryland property lease *(1)*	102,000	102,000	102,000	102,000	--	--	408,000
Mineral property option payments *(1)*	35,000	50,000	60,000	40,000	--	--	185,000
Ceramext™ royalties and payments *(2)*	100,000	20,000	40,000	80,000	160,000	160,000	560,000
Purchase obligations	--	--	--	--	--	--	--
Asset retirement obligations	--	--	--	--	--	--	--
	$ 255,363	$ 172,000	$ 202,000	$ 222,000	$ 160,000	$ 160,000	$1,171,363

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold's rights to a particular property.

(2) Ceramext, LLC has been paid $100,000 since December 31, 2003.

(3) The amount shown in '5th and subsequent years' is a per-year figure.

(expressed in U.S. Dollars unless otherwise stated)

Investing Activities

During the year ended December 31, 2003, the Company expended $72,972 in acquisition costs on its mineral property interests in Canada. The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. In fiscal 2003, $90,240 was expended on lease payments related to the Idaho-Maryland property.

Ceramext™

Under the terms of the agreement, Emgold, through its subsidiary Golden Bear, has obtained the worldwide rights to the Ceramext™ technology, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. Emgold is to pay Ceramext, LLC $100,000 within 90 days of regulatory approval (paid subsequent to the December 31, 2003) to cover certain development costs. Emgold will also tender to Ceramext, LLC 200,000 shares of the Company subject to such restrictions on transferability as may be required under applicable securities laws and regulations (issued subsequent to December 31, 2003). The worldwide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consist of: "Year 1" - $nil per quarter; "Year 2" - $5,000 per quarter; "Year 3" - $10,000 per quarter; "Year 4" - $20,000 per quarter; "Year 5" and thereafter - $40,000 per quarter. Year 1 will be deemed to commence 90 days after the date of approval of the agreement by regulatory authorities, which was February 12, 2004. During fiscal 2003, the Company expended $24,054 on consulting and related fees while performing due diligence on the Ceramext™ technology.

Jazz Property, British Columbia

Subsequent to December 31, 2003, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49°17'N and longitude 117°21'W in the Nelson Mining Division near Nelson, British Columbia. The Jazz Property is contiguous to Emgold's Stewart Property and covers approximately 600 hectares. Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($5,000 paid subsequent to December 31, 2003) to the optionor over a ten-year period.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company can earn a 100% interest in the property by making stepped payments totaling Cdn$100,000 (Cdn$30,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in southeastern British Columbia. The Company can earn a 100% interest in the property by making payments totaling Cdn$150,000 ($35,000 paid) and issuing 200,000 common shares (150,000 issued) by 2007. The Company has also agreed to incur exploration expenditures of Cdn$49,200 over two years, which have been incurred.

During fiscal 2004, the Company will be required to make option payments of $31,996, and issue 50,000 common shares to maintain its mineral property interests in British Columbia.

Risks and Uncertainties

Risks Associated with the Mining Industry

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Emgold's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour and other risks are involved in the operation of mines and the conduct of exploration programs. Emgold has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish the presence of ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Emgold has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that Emgold will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Idaho-Maryland Property. If all required permits are not granted, no mining operations can commence. The other properties are at the early exploration stage and to date no significant exploration work has been completed on these properties.

The Idaho-Maryland property is located in the State of California. Mineral exploration and mining activities in the state of California may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company monitors California's mining legislation and regulations on a continual basis. Recent changes to the mining legislation are primarily targeting large open pit mining operations for all metals, not specifically gold. The legislation addresses the reclamation and backfilling of large open pit mining operations and specifically the stabilization, contouring and naturalization of waste and tailings containment sites. This new legislation does not adversely affect the development or operation of the Idaho-Maryland Mine located in Grass Valley, California. The Idaho-Maryland is an underground mine and will employ environmentally responsible waste and tailings management systems. The ore from the Idaho-Maryland Mine is metallurgically very clean and does not contain significant quantities of hazardous minerals. The Idaho-Maryland Mine will backfill existing workings with its mill tailings and is also investigating the use and applicability of the Ceramext™ process that could manufacture environmentally sound and saleable products and enhance the overall profitability of the mine. The new mining legislation does not appear to have any impact on Emgold's ability to develop or operate the Idaho-Maryland Mine as a safe, effective and profitable industrial minerals and gold mine. Emgold will make information available to the public as it progresses through the permitting process and when it is appropriate to do so.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although Emgold has obtained a comprehensive legal opinion with respect to title to the Idaho-Maryland Property, there is no guarantee that its title will not be challenged or impugned. Emgold's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Risks Associated with the Market for Metals and Minerals

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, gold lease rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Risks Associated with Financial Markets

Emgold has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Its ability to continue in operation is dependent on the continuing support of its creditors, funding from related parties, and the ability to secure additional financing. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects or failure to make payments required to acquire its core properties.

Risks Associated with the Development of the Ceramext™ Technology

Emgold has entered into an agreement to research, develop and commercialize the Ceramext™ technology to produce ceramic materials. In return for the development and commercialization of the Ceramext™ technology the Company has received the worldwide license for the technology. The Ceramext™ vacuum hot extrusion process has been demonstrated on a preliminary, laboratory basis. It has been possible to perform simple extrusion on a wide variety of silicate materials at elevated temperatures. Materials of high strength and very low porosity have been produced. However, the basic parameters of the process have not been studied and the process is far from production ready. In addition, the process equipment needed for commercial exploitation has not been engineered or demonstrated, and it is not available since the process is new. Emgold's management and consultants have identified areas of risk concerning the development of the Ceramext™ technology and are addressing the remediation of these risks during the pilot, demonstration and feasibility phases of the project:

1. High Energy Consumption For Preparation of Feedstock
   The feedstock going to the Ceramext™ process must be dry therefore energy must be expended to remove all water from feedstock. The capital and/or operating costs for removing water from the feedstock may prohibit the economic exploitation of the technology.
2. High Temperature Viscosity (plastic deformation) Behavior of Complex Silicates.
   The risk involved relates to developing adequate plasticity so that extrusion can be carried out and relatively conventional forming techniques can be used to make products after extrusion.

3. Heat Transfer Processes
   The risk is that heat transfer into the material to be processed will be slow enough that a physically very long extruder will be needed for production-sized equipment.
4. Post-Extrusion Forming
   The risk is that conventional forming processes used in the glass industry will be difficult to use.
5. High Temperature Glazing and Decoration
   The risk is to develop high temperature glazing and decoration processes without expending excessive resources to solve the problem.
6. Uniformity of Raw Materials
   The risk is that non-uniformity of the waste raw materials will make process control difficult.
7. Impurities Such as Carbonates, Sulfur Compounds, and Residual Carbon
   The risk is that impurities will cause complications. Calcium carbonate or other carbonates will cause problems due to generation of CO2 gas in the extruder. Sulfur compounds could cause pollution problems and/or extruder material problems. Residual carbon would compromise plasticity.
8. Scaling Up to Production Sized Systems
   The risk is that scaling from a pilot scale plant to a large production facility capable of processing 2400 tons per day may be too expensive or may have intractable heat transfer problems.
9. High Temperature Materials Problems
   The Ceramext™ process requires the use of materials in the extruder capable of use at elevated temperatures and able to resist high temperature corrosion and abrasion.

Risks Associated with Permitting

Emgold, through its subsidiary, Idaho-Maryland Mining Corporation ("IMMC"), is preparing the necessary documentation to submit applications to acquire a Conditional Mine Use Permit to construct a decline and surface facilities to continue with the underground exploration of the Idaho-Maryland. It is anticipated that permitting will cost approximately $1,200,000 and is expected to take fourteen to twenty-four months to complete. The Company is using MACTEC Engineering and Consulting and numerous other consultants to prepare an application to obtain a Conditional Mine Use Permit.

IMMC seeks to reopen the historical Idaho-Maryland Mine, in accordance with all applicable federal, state, and local laws and regulations, for the purposes of:

- Exploring and developing the gold ore deposits therein,
- Processing the associated geological matrix residues to produce ceramic building materials via a proprietary process, and
- Operating and maintaining these facilities for the life of the project to be determined by completion of a positive feasibility study.

Readers are cautioned that the Conditional Mine Use Permit is required in order to dewater the existing mine workings at the Idaho-Maryland Mine and to construct a decline to conduct underground exploration and complete a feasibility study. A positive feasibility study must be completed and a production decision be made before the mine can go into gold production. The Company is currently conducting geotechnical studies, pilot and demonstration work using the Ceramext™ technology to complete a feasibility study to determine the economic viability of producing high quality ceramic building materials from mine development rock and tailings from the Idaho-Maryland Mine. The outcome of this feasibility work will have a direct impact on the ability of the Company to obtain the Mine Use Permit.

The Idaho-Maryland Mine Project will entail the staged exploration, and pending completion of a positive feasibility study, staged construction and operation of up to a 2400 STPD underground gold mine, mill, as well as a 2,400 STPD manufacturing plant for ceramic brick and tiles. The ceramics plant will be designed to process development rock and gold mine tailings as feedstock to produce high quality ceramic building materials.

The General Plan, Rezone/Pre-zone, Annexation/LAFCo and SMARA applications are required to be submitted with the Formal application. Once the applications are accepted as complete the City will initiate a Master Environmental Assessment (MEA) process as a precursor to a California Environmental Quality Act (CEQA) review of the project application as proposed. Certain of the CEQA topics are expected to become issues that are prudent to address in appendices to the Formal Application. Those are expected to be associated with the temporary and permanent growth in employment and population and demands on the social service and utility infrastructures will need to be addressed in environmental evaluations for the project. In addition, because of the location of the mine in a riparian corridor and tributary to the Sacramento River, natural resources will also need to be addressed in an environmental evaluation. In summary, those environmental aspects of the project anticipated to be of greatest interest to the City and County of Nevada (County) are:

- Land Use Issues - General Plan Amendments, Zoning Amendments, Local Agency Formation Commission (LAFCo) for annexation of county land into City, reclamation planning;
- Traffic and Circulation in and around the project location (e.g., road design and capacity);
- Socioeconomic Characteristics (e.g., housing, schools, water, sewerage/ storm water system capacity, emergency services);
- Biological and Cultural Resources (e.g., potential for impacts to special status species and wetlands); and
- Cultural and Historical Resources (e.g., potential for prehistoric settlements along Wolf Creek, historic structures such as the Brunswick Shaft).

The upside and downside to the project for the first three items above are related to the fact the project could have "growth inducing impacts" that may not have been addressed fully in the planning documents. Therefore, the project will need to address those impacts associated with growth due to industrial development proximate to an urban center. The Biological, Cultural and Historical Resources are not inconsequential as there are organizations in place to monitor the impacts and remedies to these resources. Potential impacts may easily be mitigated but will be visible and raise community interest. The upside and downside could be associated with raising community interest.

Traditionally, local jurisdictions do anticipate compensation for improvement of intersections, expansion of services to accommodate increased demands on social services.

In addition, other requirements of CEQA can be addressed with the Formal application, including:

- Air Quality – CAA/ dust generation, non-point sources (machinery/ vehicles);
- Geology - Potential for subsidence;
- Hydrogeology - Effects of dewatering (viability of private wells);

(expressed in U.S. Dollars unless otherwise stated)

- Surface Water and Water Quality - use of and potential exposure to hazardous substances/materials, CWA, NPDES/SWPPP;

- Visual - Construction of mine operations area (ore, transfer facilities), development of stockpiles, office buildings for employees;

- Public Health - Use of explosives, effects of subsidence (if any), use of and potential exposure to hazardous substances/materials.

Other Risks

The mineral industry is intensely competitive in all its phases. Emgold competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Critical Accounting Policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain. A summary of the Company's significant accounting policies is set for the in Note 2 of the consolidated financial statements for the year ended December 31, 2003.

In 2003, the Company determined that, due to the acquisition of the Ceramext™ process, and the increase in the activity relating to the Idaho-Maryland property, the functional currency of the Company had changed to the U.S. dollar and that would have a significant impact on the Company's Consolidated Financial Statements. The following is a discussion of the change in reporting and functional currency, as well as the Company's critical accounting policies which include mineral property interests and plant and equipment.

Change in reporting and functional currency

Effective January 1, 2003, the Company changed its functional currency from the Canadian ("Cdn") dollar to the United States ("U.S.") dollar as a result of the Company's activities relating to the Idaho-Maryland project, which is in the State of California, in the United States. The Company also adopted the U.S. dollar as its reporting currency. Prior to this change, the foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the average exchange rates prevailing during the year, expect for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in income in the current year.

Balances denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the temporal method described above. The financial statements as at and for the year ended December 31, 2003, were translated into U.S. dollars at U.S.$1.00=Cdn$1.4015, being the exchange rate for the year for the income statement and at U.S.$1.00=Cdn$1.2965, being the rate at December 31, 2003, for assets and liabilities. The translated amount for monetary and non-monetary items, at January 1, 2004, became the historical basis for subsequent periods.

The comparative numbers for the years ended December 31, 2002, including supplementary information, were translated using the current method of translation. Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the year and assets and liabilities were translated at year-end rates. All resulting exchange differences area reported as cumulative translation adjustments as a separate component of shareholders' equity.

Mineral property interests

Mineral property interests are recorded at cost, and related exploration and development costs are written off. The costs of acquisition are capitalized, and will be amortized over the estimated useful life of the operation on a unit-of-production basis following the commencement of commercial production, written down if estimated future cash flows indicate if the carrying value will not be recoverable or written off if the properties are sold, allowed to lapse or abandoned. A provision for site restoration costs is provided as necessary by a charge to earnings over the estimated remaining life of the resource properties. Costs related to ongoing site restoration programs are expensed when incurred.

Management periodically reviews the underlying value of mineral property interests and records a provision to reduce the costs incurred to net recoverable amounts as appropriate. If impairment is determined to exist, the mineral property will be written down to its net recoverable valued. During 2003 and 2002, there was no indication of impairment.

The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete the development and realized profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is reasonably possible the changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property interests carrying values.

Although the Company has taken steps to verify the title to mineral property interests in which it holds an interest, in accordance with industry standards for these properties, these procedures do not guarantee the Company's title to all claims. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Plant and equipment

Plant and equipment are recorded at cost. Plant and equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the estimated proven and probable ore reserves commencing with the attainment of commercial production. Mining equipment and vehicles are depreciated over their estimated useful lives of five to fifteen years. The Company periodically compares the carrying value of capital assets to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment. Impairment in valued would be indicated if the asset's carrying value exceeds the estimated recoverable amount. During the periods covered by these consolidated financial statement s there was no indication of impairment.

(expressed in U.S. Dollars unless otherwise stated)

Outlook

Emgold's primary focus over the next year will be on activities that will include:

- Completing the 15,000 to 20,000 surface drill program at the Idaho-Maryland and producing a new NI 43-101 report and preliminary assessment report.
- Completing the application to obtain the Conditional Mine Use Permit for the Idaho-Maryland Mine.
- Building and operating the Ceramext™ pilot plant and working towards a positive feasibility study and associated marketing studies for specific areas of interest for the technology.
- Continuing with grass roots exploration of the Rozan, Stewart and Jazz properties.

The surface exploration program on the Idaho-Maryland gold property is being conducted in areas above the 1,500 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons of ore. The surface exploration program consists of approximately 15,000 to 20,000 feet of diamond drilling from 4 surface locations. The drill program is intended to test the understanding of the structural nature of new areas in the deposit and high-grade targets defined in the Technical Report. The surface exploration program will assist the Company with the definition of exploration targets to be explored from underground. The Conditional Mine Use Permit is required to dewater the 72 miles of underground workings of the Idaho-Maryland and conduct underground exploration. The data from the underground exploration program will be used to prepare a feasibility study, which if positive, will allow the Company to make a production decision and move the project towards gold production. Metallurgical test work is currently being conducted on historic diabase waste material that may contain economic grade of gold. Results from this work may result in defining additional exploration targets and assist with the Company's understanding of the structural geology of the Idaho Deformation Corridor. After completion of the surface drill program and the results are compiled and evaluated, the Company intends to complete a NI 43-101 Technical Report and Preliminary Assessment Report to evaluate the economics of several development scenarios for the Idaho-Maryland in conjunction with the preparation of the application for the Conditional Mine Use Permit.

The process of obtaining a permit in California is very well defined and consists of submission of specific documents and information to a lead permitting agency. IMMC will be submitting a Conceptual Development Application to the City of Grass Valley (the "City") and Nevada County (the "County") for their review in during the summer and fall of 2004. Shortly after the submission of the CDA, final applications for annexation and prezoning in the City will be filed in conjunction with application for the Conditional Mine Use Permit. Upon receipt of these documents and applications the City and the County may enter into an agreement that will allow the City to be the lead permitting agency for the project. The City will retain independent consultants to prepare the Master Environmental Assessment ("MEA") and the Environmental Impact Report ("EIR") prior to the public review process. IMMC and its consultants will be working with the local community, the City and its consultants to identify any concerns and make modifications to the development and operational plans for the project. The Company has enjoyed a very good relationship with the local community and governments and has been successful in obtaining all previous permits it has applied for. The Conditional Mine Use Permit will include, but not necessarily be limited to, dewatering the existing Idaho-Maryland Mine workings and the construction of a decline. The construction of the decline will enable the production of ceramics from the development rock and further testing of underground exploration targets that are not accessible by surface exploration. The Mine Use Permit application will also include provisions for Emgold to operate a Ceramext™ plant to treat the development rock and mine tailings to produce high value and quality ceramic building products from both the development rock and tailings, sales of which are projected to contribute significant revenue that could reduce the costs of the total cost of the mining operation.

(expressed in U.S. Dollars unless otherwise stated)

The Conditional Mine Use Permit Application contemplates the development of a staged mining operation up to 2,400 tons per day after positive feasibility studies are completed and production decisions can be made.

Emgold, through IMMC, has entered into a joint venture agreement with Milco Development, Inc., ("Milco"), a private California corporation to form Milco - IMMC Joint Venture #1. The joint venture agreement has allowed IMMC to acquire approximately 45.5 acres of a 67-acre parcel for US$542,500 plus 70% of the property closing costs. The 45.5-acre property is located adjacent to IMMC's 56-acre WestBET property in Grass Valley, California. The combined IMMC 102.5-acre site would be suitable for mining, milling and ceramic manufacturing facilities currently under feasibility review by Emgold and its consultants. IMMC and Milco have agreed to develop all related properties for industrial/commercial use in conjunction with IMMC's potential development of the Idaho-Maryland Mine. IMMC has also agreed to design and build a suitable road through the Milco and IMMC parcels and related facilities necessary for the development of both the Milco and IMMC parcels. The proposed road will connect Idaho-Maryland Road through Whispering Pines Lane and East Bennett Street in Grass Valley and is subject to review and approval by the City of Grass Valley. A map illustrating the properties and the proposed site plan and road alignment is on Emgold's website.

Emgold, through Emgold (US), has entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. The building supports the further development of the Ceramext™ technology and provides office, laboratory, geological and storage facilities for the Idaho-Maryland and Golden Bear Ceramics project teams. Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006.

Emgold, through its wholly owned subsidiary Golden Bear Ceramics, is committed to spending $1.2 million dollars to construct a pilot and demonstration plant in Grass Valley, California using the Ceramext™ Process and completing feasibility and marketing studies for the commercialization of the technology and the production of various industrial and commercial products from Idaho-Maryland development rock and tailings as well as other potential feed materials. The design of the first phase of the Ceramext™ Pilot/Demonstration Plant has been completed and the equipment is being fabricated for delivery in late May 2004. The original bench-scale equipment has been relocated to Grass Valley and reassembled for testing. Test work using the bench-scale equipment is underway to produce ceramic blanks and bricks. Samples for analyses, mechanical testing and display are being produced while awaiting the pilot and demonstration plant equipment. It is anticipated that testing of the Pilot/Demonstration Plant will commence in late June 2004. Design of the second phase of the Demonstration plant will be started in late summer 2004 based on the initial test work. Construction of the second phase of the Demonstration Plant is anticipated to be complete by late fall of 2004. The initial feedstock for the Pilot and Demonstration Plants will consist of development rock samples and historic tailings from the Idaho-Maryland Mine. The results of the Pilot and Demonstration Plants will be used to complete a feasibility study to evaluate the construction and operation of a full-scale Ceramext™ facility that could consume all development rock from underground workings and tailings from the Idaho-Maryland Mine. It is anticipated that the feasibility study using the Ceramext™ process on the Idaho-Maryland feedstock could be completed in the first quarter of 2005. Other feedstock materials will be tested during the demonstration and feasibility work to examine additional business opportunities. Emgold, through its subsidiary Golden Bear, holds the global license to the Ceramext™ process. Numerous brick and tile producers have contacted the Company and are interested in sub-licensing the technology once the pilot and demonstration plant is in operation and the initial feasibility study is completed for the Ceramext™ process.

Emgold is also committed to advancing its prospective gold properties located in Southeastern British Columbia and will be conducting surface exploration during the summer of 2004. Heliborne electromagnetic and magnetic surveys for the Stewart, Rozan and Jazz Properties were flown in December 2003 and have been reviewed by Peter E. Walcott and Associates (a geophysical contractor) who has identified several moderate to strong, well defined electromagnetic conductors that may be representative of sulphide mineralization, some of which are associated with magnetic gradients that could reflect faults and/or shears. The Company is currently integrating these results with previous geological mapping, geochemical and induced polarization surveys, and limited diamond drilling carried out over various parts of the properties in order to plan the summer 2004 exploration program. This summer program may include geological mapping, trenching and possibly identification of anomalies suitable for a short drill program testing for approximately 4 potential targets.

(expressed in U.S. Dollars unless otherwise stated)

Idaho-Maryland – Mineral Resource Summary, April 7, 2003.

	True Thickness (ft)	Tonnage (tons)	Gold Grade (opt)	Gold (oz)	Gold Grade (opt) 1.44 MCF[1]	Gold (oz) 1.44 MCF[1]
Eureka Group						
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	**5.9**	**58,000**	**0.24**	**14,000**	**0.34**	**20,000**
Inferred Mineral Resource	*9.5*	*393,000*	*0.21*	*81,000*	*0.30*	*117,000*
Idaho Group						
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	10.6	209,000	0.42	88,000	0.60	125,000
Measured + Indicated Mineral Resources	**13.3**	**338,000**	**0.35**	**119,000**	**0.50**	**169,000**
Inferred Mineral Resource	*10.0*	*838,000*	*0.25*	*212,000*	*0.37*	*307,000*
Dorsey Group						
Measured Mineral Resource	11.6	61,000	0.23	14,000	0.33	20,000
Indicated Mineral Resource	6.4	131,000	0.33	43,000	0.46	60,000
Measured + Indicated Mineral Resources	**8.0**	**192,000**	**0.30**	**57,000**	**0.42**	**80,000**
Inferred Mineral Resource	*9.5*	*955,000*	*0.30*	*288,000*	*0.43*	*413,000*
Brunswick Group						
Measured Mineral Resource	8.0	64,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	108,000	0.28	30,000	0.40	43,000
Measured + Indicated Resources	**6.9**	**172,000**	**0.24**	**41,000**	**0.34**	**59,000**
Inferred Mineral Resource	*7.3*	*291,000*	*0.23*	*67,000*	*0.33*	*97,000*
Waterman Group						
Measured Mineral Resource	70.7	831,000	0.15	127,000		
Indicated Mineral Resource	30.5	75,000	0.21	16,000		
Measured + Indicated Mineral Resources	*67.3*	*906,000*	*0.16*	*144,000*		
Idaho-Maryland Project [2]						
Measured Mineral Resource 1	13.3	271,000	0.22	59,000	0.31	85,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	8.1	489,000	0.35	172,000	0.50	243,000
Measured + Indicated Mineral Resources	**41.1**	**1,666,000**	**0.22**	**375,000**	**0.28**	**472,000**
Inferred Mineral Resource	9.4	2,477,000	0.26	648,000	0.38	934,000

1. MCF = Mine Call Factor (not applicable to Waterman group resources). **2.** Idaho-Maryland Project measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork / slate type ore).